UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 14, 2024

TORTOISEECOFIN ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40633	98-1583266
(State or other jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

195 US HWY 50, Suite 208
Zephyr Cove, NV	89448
(Address of principal executive offices)	(Zip Code)

(913) 981-1020

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	TRTL.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	TRTL	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TRTL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

As previously disclosed by TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company (“TRTL”), in its Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2023, on August 14, 2023, TRTL, One Energy Enterprises Inc., a Delaware corporation (“One Energy”), and TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of TRTL, entered into a Business Combination Agreement (the “Original Business Combination Agreement”).

On February 14, 2024, TRTL and One Energy entered into an Amended and Restated Business Combination Agreement (the “Business Combination Agreement”) with TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”), TRTL III First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“TRTL Merger Sub”), OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with TRTL Merger Sub, the “Merger Subs”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Business Combination”). The Business Combination Agreement amended, restated and superseded the Original Business Combination Agreement.

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (i) at least one day prior to the Closing Date (as defined below), TRTL will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”), (ii) following the Domestication, TRTL Merger Sub will merge with and into TRTL, with TRTL continuing as the surviving entity and a wholly-owned subsidiary of Pubco (the “TRTL Merger”), in connection with which all of the existing securities of TRTL will be exchanged for rights to receive securities of Pubco as follows: (a) each share of TRTL common stock, par value $0.0001 per share (“TRTL Common Shares”), outstanding immediately prior to the effective time of the TRTL Merger shall automatically convert into one share of common stock, par value $0.0001 per share, issued by Pubco (“Pubco Common Shares”) and one contingent share right (“CSR”), entitling the holder to a contingent future right, subject to satisfaction of certain trading price-based conditions, to receive a portion of certain Pubco Common Shares otherwise deliverable at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) to the founder and Chief Executive Officer of One Energy, as further described below (except with regard to holders of Class B ordinary shares of TRTL, par value $0.0001 per share (“TRTL Class B Ordinary Shares”), that have waived their rights to receive CSRs for their TRTL Class B Ordinary Shares or Class A ordinary shares of TRTL, par value $0.0001 per share (“TRTL Class A Ordinary Shares”), issued upon conversion of their TRTL Class B Ordinary Shares) and (b) each warrant to purchase TRTL Class A Ordinary Shares shall automatically convert into one warrant to purchase Pubco Common Shares (“Pubco Warrant”) on substantially the same terms and conditions; (iii) prior to the Company Merger, One Energy shall cause the holders of all of its issued and outstanding convertible instruments (other than the options to be assumed by Pubco in connection with the Business Combination) (“Company Convertible Securities”) to either exchange or convert all of their issued and outstanding Company Convertible Securities for shares of One Energy Common Stock (as defined below) (including any accrued or declared but unpaid dividends) at the applicable conversion ratio set forth in One Energy’s governing documents or the terms of the applicable instruments (the “Company Exchanges”); (iv) promptly following the Company Exchanges, Company Merger Sub will merge with and into One Energy, with One Energy continuing as the surviving entity and a wholly-owned subsidiary of Pubco (the “Company Merger”, and together with the TRTL Merger, the “Mergers”), pursuant to which, other than dissenting shares, if any, (a) all One Energy Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be cancelled and converted into the right to receive such number of Pubco Common Shares as shall be determined in accordance with an allocation schedule (the “Allocation Schedule”) to be delivered prior and as a condition to Closing pursuant to the terms of the Business Combination Agreement (all such shares, collectively, the “Aggregate Common Share Consideration”), and (b) all issued and outstanding shares of One Energy preferred stock, par value $0.0001 per share (“One Energy Preferred Shares”), if any such shares remain outstanding as of immediately prior to the effective time of the Company Merger (after giving effect to the Company Exchanges) will be canceled and converted into the right to receive one share of preferred stock of Pubco, par value $0.0001 per share (“Pubco Preferred Shares”), subject to the Allocation

Schedule, with substantially similar rights, preferences and privileges as each One Energy Preferred Share, provided, however, that Pubco Preferred Shares shall convert into Pubco Common Shares after applying the conversion ratio determined in accordance with the terms of the Business Combination Agreement (all such shares, if any, collectively, the “Aggregate Preferred Share Consideration”); and (v) all of the options to purchase One Energy shares (“Company Options”), whether vested or unvested, issued and outstanding as of immediately prior to the effective time of the Company Merger will be assumed by Pubco and, in the case of unvested Company Options, accelerate in full and become options to purchase Pubco Common Shares (the “Assumed Options”), subject to adjustments to the number and exercise prices thereof in accordance with the terms of the Business Combination Agreement and as set forth in the Allocation Schedule.

Additionally, at least one day prior to the Closing Date, (i) TRTL shall have caused the Domestication to have occurred and, in connection therewith, shall have caused each TRTL Class B Ordinary Share that is issued and outstanding as of such date to be converted, on a one- for-one basis, into one TRTL Class A Ordinary Share and (ii) One Energy shall have caused each share of One Energy Class B common stock, par value $0.0001 per share (“One Energy Class B Common Stock”) that is issued and outstanding as of such date to be converted, on a one-for-one basis, into one share of One Energy Class A common stock, par value $0.0001 per share (“One Energy Class A Common Stock”, and together with the One Energy Class B Common Stock, the “One Energy Common Stock”).

Pursuant to the terms of the Business Combination Agreement, the total consideration to be delivered to security holders of One Energy (“One Energy Securityholders”), inclusive of Assumed Options, will have an aggregate value equal to the sum of (i) $300,000,000 minus the amount of certain of One Energy’s indebtedness as of immediately prior to the Closing and (ii) the aggregate amount of the exercise prices of all Company Options that are outstanding and in-the-money (as defined in the Business Combination Agreement) as of immediately prior to the effective date of the Company Merger, assuming no cashless exercises of Company Options prior to such date (the “Adjusted Equity Value”), with each holder of One Energy Common Stock (treating shares of One Energy Preferred Stock on an as-converted to One Energy Common Stock basis but excluding share held as treasury stock) receiving a number of Pubco Common Shares equal to a conversion ratio to be determined at Closing in accordance with the terms of the Business Combination Agreement and the Allocation Schedule delivered thereunder, based on a deemed value per Pubco Common Share of $10.00 per share.

At the Closing, one half of the total number of Pubco Common Shares otherwise deliverable at the Closing to Jereme Kent, the Chief Executive Officer of One Energy, will be deposited into an escrow account (the “CSR Escrow Account”) to be distributed to the holders of CSRs in accordance with the terms of a Contingent Stock Rights Agreement (“CSR Agreement”) to be entered into prior to or in connection with the Closing in the event that the post-Closing trading price of Pubco Common Shares does not equal or exceed a daily VWAP of $12.00 per share over 20 out of any 30 consecutive trading days, during the two-year period after the Closing.

In addition to the Aggregate Common Share Consideration, Aggregate Preferred Share Consideration and Aggregate Options deliverable at the closing of the Business Combination (the “Closing”), One Energy stockholders as of the closing date (the “Closing Date”) of the Mergers (the “One Energy Stockholders”) will have the contingent right to receive up to 5,000,000 additional Pubco Common Shares (the “Company Earnout Shares”) if the following conditions occur during the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date (the “Company Earnout Period”):

i. if the volume weighted average trading price (“VWAP”) of Pubco Common Shares is greater than $12.50 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, 2,500,000 Pubco Common Shares shall be issued to the One Energy Stockholders; and

ii. if VWAP of Pubco Common Shares is greater than $15.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, 2,500,000 Pubco Common Shares shall be issued to the One Energy Stockholders.

Additionally, if, during the Company Earnout Period there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per share (as agreed in good faith by the Pubco Board) that is greater than or equal to the applicable VWAP in the triggering events specified above, any applicable Company Earnout Shares that have not previously been issued will be issued to the One Energy Stockholders.

Additionally, TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), has agreed, contingent upon the Closing, to subject 1,750,000 Pubco Common Shares to be issued to the Sponsor in the TRTL Merger (“Sponsor Earnout Shares”) to contingent forfeiture (the “Sponsor Earnout Terms”) during the two-year period commencing on the date immediately following the Closing Date and ending on and including the date of the two year anniversary of the Closing Date (the “Sponsor Earnout Period”), unless the VWAP of Pubco Common Shares is equal to or greater than $12.00 for any twenty (20) trading days out of any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination within the Sponsor Earnout Period (the “Sponsor Triggering Event”). If, during the Sponsor Earnout Period, there is a change of control transaction in which Pubco or its stockholders have the right to receive consideration implying a value per Pubco Common Share (as agreed in good faith the Pubco Board, together with those individuals who are or were, prior to the Closing, both members of the Sponsor and officers of Pubco (as of the date of the Business Combination Agreement) and hold not less than a majority of the total number of Sponsor Earnout Shares as of the applicable determination date) that is greater than or equal to the VWAP for Pubco Common Shares in the Sponsor Trigger Event, any undistributed Sponsor Earnout Shares will cease to be subject to forfeiture.

Conditions to the Closing of the Business Combination

The Business Combination Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of TRTL and stockholders of One Energy; (ii) the applicable waiting period under the HSR Act relating to the Business Combination shall have expired or been terminated; (iii) no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination shall be in effect; (iv) the Registration Statement (as defined below) shall have been declared effective and no stop order shall have been issued by the SEC; (v) TRTL having net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the effective time of the Mergers; (vi) prior to the Closing, Pubco shall have amended and restated its certificate of incorporation in a form reasonably acceptable to the parties to the Business Combination Agreement; and (vii) the Private Placement Warrants Termination Agreement (as defined in the Business Combination Agreement) shall have been terminated.

In addition, unless waived by One Energy, the obligations of One Energy to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by TRTL of customary certificates and other Closing deliverables: (i) the representations and warranties of TRTL being true and correct as of the date of the Business Combination Agreement and the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) TRTL and the Merger Subs (collectively, the “TRTL Parties”) having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing; (iii) the approval for listing on the NYSE of the Pubco Common Shares to be issued in connection with the transactions contemplated by the Business Combination Agreement (after giving effect to the Domestication); (iv) the consummation of the Domestication; (v) TRTL making all necessary arrangements to cause the trustee to release all of the funds contained in the Trust Account available to TRTL upon the Closing; and (vi) the execution and delivery of any of the ancillary documents to which TRTL, the Sponsor or any of their respective affiliates is a party.

Unless waived by TRTL, the obligations of TRTL Parties to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by One Energy of customary certificates and other Closing deliverables: (i) the representations and warranties of One Energy being true and correct as of the date of the Business Combination Agreement and the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) One Energy having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing; (iii) the absence of any Company Material Adverse Effect (as defined below); (iv) certain of One Energy’s material contracts remaining in full force and effect and One Energy (or its subsidiaries) not having received any notice of any material breach or default under such contracts; (v) the execution and delivery of any of the ancillary documents to which One Energy or any shareholder of One Energy is a party; (vi) evidence reasonably acceptable to TRTL that One Energy has converted, terminated, extinguished and cancelled in full any outstanding convertible securities (other than the Assumed Options) and has consummated the Company Exchanges; and (vii) delivery of payoff letters and any applicable lien and other financing statement terminations with respect to certain specified indebtedness; pursuant to which all such indebtedness and all liens with respect to One Energy arising under such indebtedness shall terminate.

Representations and Warranties

Under the Business Combination Agreement, the TRTL Parties made customary representations and warranties to One Energy relating to, among other things: organization and qualification; authority; consents and requisite governmental approvals; no violations; brokers; information supplied; capitalization; SEC filings; trust account; transactions with affiliates; litigation; compliance with applicable law; business activities; internal controls; listing; financial statements; no undisclosed liabilities; tax matters; compliance with international trade & anti-corruption laws; investigation; and no other representations.

Under the Business Combination Agreement, One Energy made customary representations and warranties to the TRTL Parties relating to, among other things: organization and qualification; capitalization; authority; financial statements; undisclosed liabilities; consents and requisite governmental approvals; no violations; permits; material contracts; absence of changes; litigation; compliance with applicable law; employee plans; environmental matters; intellectual property; labor matters; insurance; tax matters; brokers; real and personal property; transactions with affiliates; data privacy and security; customers and suppliers; compliance with international trade & anti-corruption laws; information supplied; investigation; and no other representations.

Material Adverse Effect

Many of the representations and warranties are qualified by materiality or Material Adverse Effect.

“Company Material Adverse Effect” as used in the Business Combination Agreement means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of One Energy or its subsidiaries, taken as a whole (the “Group Companies”), or (b) the ability of the One Energy to consummate the Company Merger in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any laws applicable to the Group Companies, (v) changes in the industries or markets in which any Group Company operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement and the ancillary documents, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (subject to certain exceptions), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) and clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“TRTL Material Adverse Effect” as used in the Business Combination Agreement means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the TRTL Parties, taken as a whole, or (b) the ability of any TRTL Party to consummate the Domestication or the TRTL Merger in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an TRTL Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any laws applicable to any TRTL Party, (v) the industries or markets in which any TRTL Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement and the ancillary documents, including the impact thereof on the relationships, contractual or otherwise, of any TRTL Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (subject to certain exceptions), (vii) any failure by any TRTL Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether an TRTL Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on TRTL Parties, taken as a whole, relative to other “SPACs”.

Survival of Representations, Warranties and Covenants

The representations, warranties, agreements and covenants in the Business Combination Agreement terminate at, and do not survive, the Closing, except for the covenants and agreements relevant to the Closing and any agreements or covenants which by their terms contemplate performance after the Closing.

Covenants

TRTL and One Energy have each made certain covenants to each other, as applicable, under the Business Combination Agreement, including, among others, covenants relating to: conduct of business of One Energy; efforts to consummate; litigation; confidentiality and access to information; public announcements; tax matters; exclusive dealing; preparation of registration statement/proxy statement; TRTL shareholder approval; Merger Sub shareholder approval; conduct of business of TRTL; NYSE listing; trust account; transaction support agreements; One Energy shareholder approval; private placement warrants termination agreement; TRTL indemnification and directors’ and officers’ insurance; One Energy indemnification and directors’ and officers’ insurance; post- closing directors and officers; PCAOB financials; FIRPTA Certificates; and approval of the Pubco Equity Incentive Plan (as defined in the Business Combination Agreement).

Termination

The Business Combination Agreement may be terminated and the transactions contemplated by it may be abandoned at any time prior to the Closing:

(a) by mutual written consent of TRTL and One Energy;

(b) by TRTL, if any of the representations or warranties of One Energy are not true and correct or if One Energy has failed to perform any covenant or agreement (including an obligation to consummate the Closing) such that certain conditions to Closing could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after delivery of written notice and (ii) the Termination Date; provided, however, that none of the TRTL Parties is then in breach of the Business Combination Agreement, subject to certain conditions;

(c) by One Energy , if any of the representations or warranties of TRTL Parties are not true and correct or if any TRTL Party has failed to perform any covenant or agreement (including an obligation to consummate the Closing) such that certain conditions to Closing could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after delivery of written notice and (ii) the Termination Date; provided, however, that One Energy is not then in breach of the Business Combination Agreement, subject to certain conditions;

(d) by either TRTL or One Energy, if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the later of (i) April 22, 2024 and (ii) the date that is the last date for TRTL to consummate it Business Combination in accordance with its Current Charter, as amended (such later date, the “Termination Date”), subject to certain exceptions;

(e) by either TRTL or One Energy, if any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and non appealable;

(f) by either TRTL or One Energy if the TRTL shareholders meeting has been held (including any adjournment or postponement thereof), has concluded, TRTL’s shareholders have duly voted and their approval of the Business Combination was not obtained; or

(g) by TRTL, if One Energy does not deliver, or cause to be delivered to TRTL certain transaction support agreements and shareholder written consents by their applicable deadlines.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each as defined in the Business Combination Agreement).

Trust Account Waiver

One Energy agreed that it and its representatives will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law

The Business Combination Agreement is governed by the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Act shall apply to the Domestication and any claims related to internal affairs of TRTL prior to the Domestication).

The foregoing description of the Business Combination Agreement and the Transactions, including the Mergers, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business

Combination Agreement contains representations, warranties and covenants that the parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about TRTL, One Energy, Pubco, or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in TRTL’s public disclosures.

Additional Information and Where to Find It

In connection with the Business Combination, Pubco intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the SEC, which will include a preliminary proxy statement and a prospectus in connection with the Business Combination. SHAREHOLDERS OF TRTL AND ONE ENERGY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRTL, ONE ENERGY, PUBCO AND THE BUSINESS COMBINATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and TRTL’s other filings with the

SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This report may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, Pubco and the Business Combination and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Business Combination, future financial condition and performance of One Energy or Pubco and expected financial impacts of the Business Combination (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of Closing conditions to the Business Combination, financing transactions, if any, related to the Business Combination, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or Pubco. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including, without limitation: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Business Combination may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Business Combination on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Business Combination disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Business Combination, (ix) the ability to maintain the listing of TRTL’s securities on New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of Pubco after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all, (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations, (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to

One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by Pubco in connection with the Business Combination and other documents filed or to be filed by TRTL or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or Pubco, will achieve its expectations.

Information Sources; No Representations

The report furnished herewith has been prepared for use by TRTL and One Energy in connection with the Business Combination. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy or Pubco, after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this report. To the fullest extent permitted by law in no circumstances will TRTL, One Energy, or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this report (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this report and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this report.

Loan and Transfer Agreement

On February 15, 2024, TRTL entered into loan and transfer agreements (the “Loan and Transfer Agreements”) between TRTL, the Sponsor, One Energy and other parties (the “February Lenders”), pursuant to which the February Lenders agreed to loan an aggregate of $333,000 to the Sponsor (the “February Loan”) and the Sponsor intends to loan such amount to TRTL (the “SPAC Loan”). Neither the February Loan nor the SPAC Loan will accrue any interest.

The Sponsor and TRTL are jointly responsible for the payment of the principal amount of the February Loan within five business days of the completion of the Business Combination. In addition, within five business days of the completion of the Business Combination, One Energy will pay the February Lenders an additional one-time cash payment in the aggregate amount of $166,500. In addition, in the event the Business Combination is completed and a mandatory trigger of One Energy’s Series A preferred stock occurs, the February Lenders will have a one-time option to cause Pubco to repurchase up to an aggregate of 120,000 shares of One Energy Class A Common Stock, on an as-converted basis, owned by the February Lenders at $10.00 per share, which option is exercisable within the first thirty trading days following the completion of the Business Combination.

If the Business Combination is not completed, One Energy will issue to each February Lender the number of shares of its common stock equal to the principal amount of its February Loan at a price that values One Energy at its most recent private company equity valuation. If One Energy’s shares of common stock are not listed on a national securities exchange by December 31, 2026, each February Lender will also have a one-time option to cause One Energy to redeem all of its owned shares resulting from the Loan and Transfer Agreement for an amount equal to the product of (x) 1.05 and (y) each February Lender’s pro rata amount of the February Loan.

As additional consideration for the February Lenders making the February Loan available to the Sponsor, the Sponsor agreed to transfer to the February Lenders an aggregate of 166,500 TRTL Class B Ordinary Shares upon the closing of the Business Combination.

The foregoing description is qualified in its entirety by reference to the terms and conditions of the Loan and Transfer Agreement, the form of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure titled “Loan and Transfer Agreement” set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit

2.1*	Amended and Restated Business Combination Agreement, dated as of February 14, 2024, by and among TortoiseEcofin Acquisition Corp. III, One Energy Enterprises Inc., TRTL III First Merger Sub Inc., OEE Merger Sub Inc. and TRTL Holding Corp.

10.1	Form of Loan and Transfer Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 21, 2024

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Exhibit 2.1

Execution Version

AMENDED & RESTATED

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

TortoiseEcofin Acquisition Corp. III,

TRTL Holding Corp.,

OEE Merger Sub Inc.,

TRTL III First Merger Sub Inc.,

AND

One Energy Enterprises Inc.

DATED AS OF FEBRUARY 14, 2024

AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

This AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of February 14, 2024, is made by and among (i) TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated with limited liability (“TortoiseCorp III”), (ii) TRTL Holding Corp., a Delaware corporation and a wholly owned subsidiary of TortoiseCorp III (“Pubco”), (iii) TRTL III First Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“TRTL Merger Sub”), (iv) OEE Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Company Merger Sub” and together with TRTL Merger Sub, the “Merger Subs”), and (v) One Energy Enterprises Inc., a Delaware corporation (the “Company”). TortoiseCorp III, Pubco, the Merger Subs and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS TortoiseCorp III, TRTL III Merger Sub, a Delaware corporation, and the Company entered into that certain Business Combination Agreement dated as of August 14, 2023 (the “Original Business Combination Agreement”);

WHEREAS, TortoiseCorp III and the Company, in accordance with Section 8.3 of the Original Business Combination Agreement, desire to amend and restate the Original Business Combination Agreement in its entirety;

WHEREAS, TortoiseCorp III is a blank check company incorporated as a Cayman Islands exempted company on February 3, 2021 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, (i) prior to the date of this Agreement, TortoiseCorp III formed Pubco as a wholly owned subsidiary, and (ii) Pubco formed each of TRTL Merger Sub and Company Merger Sub as wholly owned subsidiaries;

WHEREAS, TortoiseCorp III directly owns 100% of the equity interests of Pubco, and in turn, Pubco owns 100% of the equity interests of each of TRTL Merger Sub and Company Merger Sub;

WHEREAS, pursuant to the Governing Documents of TortoiseCorp III, TortoiseCorp III is required to provide an opportunity for its shareholders to have their outstanding TortoiseCorp III Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the TortoiseCorp III Shareholder Approval;

WHEREAS, concurrently with the execution of the Original Business Combination Agreement, TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), the Other Class B Shareholders, TortoiseCorp III, the Company and the other parties thereto entered into the sponsor letter agreement, substantially in the form attached to theOriginal Business Combination Agreement as Exhibit A thereto (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Shareholder have agreed to (a) vote in favor of the Original Business Combination Agreement and the transactions contemplated thereby (including the Domestication and the Company

Merger) and (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of TortoiseCorp III and any other anti-dilution or similar protection with respect to the TortoiseCorp III Class B Shares (whether resulting from the transactions contemplated by the subscription agreements with investors or otherwise), in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement, which Sponsor Letter Agreement shall be amended after the date hereof to include Pubco as a party and to approve the additional Transactions contemplated by this Agreement;

WHEREAS, Pubco owns all of the issued and outstanding capital stock of the Merger Subs, each of which was formed for the sole purpose of the Mergers (as defined below);

WHEREAS, on the Closing Date, prior to the time at which the Effective Time occurs, TortoiseCorp III shall transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part XII of the Cayman Islands Companies Act (as amended) (the “Cayman Islands Act”) (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the Closing Date, following the Domestication, (a) TRTL Merger Sub will merge with and into TortoiseCorp III (the “TRTL Merger”), with TortoiseCorp III as the surviving company in the TRTL Merger and, as a result of the TRTL Merger, TortoiseCorp III will become a wholly owned Subsidiary of Pubco with security holders of TortoiseCorp III receiving securities of Pubco with terms substantially equivalent to the terms of the TortoiseCorp III Securities, and (b) (i) Company Merger Sub will merge with and into the Company (the “Company Merger” and together with the TRTL Merger, the “Mergers”), with the Company as the surviving company in the Company Merger and, as a result of the Company Merger, the Company will become a wholly owned Subsidiary of Pubco and each Company Share will be automatically converted as of the Effective Time into the right to receive Pubco Shares and (ii) the Company Options (as defined herein) shall be assumed by Pubco with the result that such assumed Company Options shall be replaced with Assumed Options (as defined herein) exercisable into Pubco Common Shares (with equitable adjustments to the number and exercise price of such assumed Company Options), in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, at the Closing, the Sponsor and certain other Persons will enter into an amended and restated registration and shareholder rights agreement, in a form reasonably acceptable to the Parties (the “Registration Rights Agreement”), pursuant to which, among other things, the investors party thereto will be granted certain registration rights with respect to their respective Pubco Shares, on the terms and subject to the conditions therein;

WHEREAS, the board of directors of TortoiseCorp III (the “TortoiseCorp III Board”),Pubco and each Merger Sub have (a) approved this Agreement, the Ancillary Documents to which the respective companies is or will be a party and the transactions contemplated hereby and thereby (including the Domestication and the Mergers) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Domestication and the Mergers) by the holders of TortoiseCorp III, Pubco, TRTL Merger Sub and Company Merger Sub shares entitled to vote thereon;

WHEREAS, the board of directors of the Company has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger) by the holders of Company Shares entitled to vote thereon;

WHEREAS, concurrently with the execution of the Original Business Combination Agreement, Jereme Kent, CAS Ohio LLC and RES Ohio LLC (collectively, the “Supporting Company Shareholders”) duly executed and delivered to TortoiseCorp III a transaction support agreement, substantially in the form attached to the Original Business Combination Agreement as Exhibit C thereto (collectively, the “Transaction Support Agreement”), pursuant to which, among other things, each such Supporting Company Shareholder agreed to, among other things, (a) support and vote in favor of the Original Business Combination Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger) and (b) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing, which Transaction Support Agreement shall be amended after the date hereof to include Pubco as a party and to approve the additional Transactions contemplated by this Agreement;

WHEREAS, at the Closing, the Company, Sponsor and certain Company Shareholders will enter into a Lock-Up Agreement, in a form to be mutually agreed between Pubco, Tortoise III and the Company (the “Lock-Up Agreements”), which Lock-Up Agreements shall become effective as of the Closing; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute and hereby is adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), (b) the Domestication be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (c) the Mergers shall, collectively, constitute an exchange governed by the provisions of Section 351 of the Code (clauses (a)-(c), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Additional TortoiseCorp III SEC Reports” has the meaning set forth in Section 4.7.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Adjusted Equity Value” means an amount equal to the sum of (i) the Equity Value, plus (ii) the aggregate amount of the exercise prices for all Company Common Shares under In-the-Money Company Options in accordance with their terms (and assuming no cashless exercise).

“Aggregate Common Share Consideration” means an aggregate number of Pubco Common Shares equal in value to the Equity Value, minus the product of (i) the Aggregate Preferred Share Consideration multiplied by (ii) the Pubco Common Share Value.

“Aggregate Preferred Share Consideration” means an aggregate number of Pubco Preferred Shares equal to the number of Company Preferred Shares outstanding as of immediately prior to the Effective Time (provided that upon exercise such shares shall convert into Pubco Common Shares after applying the Conversion Ratio).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.3.

“Amended Pubco Certificate of Incorporation” has the meaning set forth in Section 2.1(g).

“Ancillary Documents” means the Registration Rights Agreement, Sponsor Letter Agreement, the Transaction Support Agreement, the Contingent Stock Rights Agreement, the Lock-Up Agreements, the Amended Pubco Certificate of Incorporation, and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Assumed Option” has the meaning set forth in Section 2.1(f)(ix).

“Business Combination” has the meaning ascribed to such term in TortoiseCorp III’s Governing Documents.

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business; provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Entity if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), any current federal, state or local Laws or guidance relating to the COVID-19 pandemic and any similar or successor legislation, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum for the Secretary of the Treasury signed on August 8, 2020.

“Cayman Islands Act” has the meaning set forth in the recitals to this Agreement.

“CBA” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works counsel or other employee representative body.

“Change in Recommendation” has the meaning set forth in Section 5.8.

“Change of Control Payment” means (a) any severance, success, change of control, retention, transaction bonus or other similar payment or amount to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the date of the Latest Balance Sheet and ending on the Closing Date.

“Charter Extension Amendment” has the meaning set forth in Section 5.10(a).

“Charter Proposal” has the meaning set forth in Section 5.8.

“Closing” has the meaning set forth in Section 2.2.

“Closing Company Financial Statements” has the meaning set forth in Section 3.4(b).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means any inquiry, proposal or offer concerning (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company or any of its controlled Affiliates or (ii) acquires, is granted, leased or licensed or otherwise purchases all or a material portion of assets, properties or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, liquidation, dissolution, recapitalization, reorganization, amalgamation, scheme of arrangement, share exchange, business combination, purchase or issuance of equity securities, tender offer or otherwise), or (b) any issuance, sale or acquisition of any portion of the equity interests or voting power or similar investment in the Company or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Certificates” has the meaning set forth in Section 2.1(e)(vii).

“Company Common Shares” means shares of common stock, par value $0.0001 per share, of the Company, including Class A common stock and Class B common stock.

“Company Convertible Instrument Agreement” means the Warrant to Purchase Class A Shares in One Energy Enterprises Inc. issued to CAS Ohio LLC, dated as of May 1, 2022.

“Company Convertible Instruments” means the outstanding obligations of the Group Companies under the Company Convertible Instrument Agreement.

“Company Convertible Securities” means, collectively, the Company Convertible Instruments, the Company Options, and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities (including debt securities) convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company D&O Persons” has the meaning set forth in Section 5.15(a).

“Company D&O Tail Policy” has the meaning set forth in Section 5.15(c).

“Company Data” means all databases, data compilations and other data, including retail measurements, consumer panels, product descriptors, classifications, features, and identifiers, order, sales, transactions, inventories, purchasing, preference and consumption data, market segmentation, performance and channel data, and supplier, vendor, distributor and customer lists and market research and studies, in each case that is utilized in connection with the operation of a Group Company, whether in hard copy or electronic or other format, and whether or not de-identified, aggregated, anonymized, compiled or structured.

“Company Disclosure Schedules” means the disclosure schedules to the Original Business Combination Agreement that were delivered to TortoiseCorp III by the Company on the date of the Original Business Combination Agreement.

“Company Earnout Period” means the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary thereof.

“Company Earnout Shares” has the meaning set forth in Section 2.6(a).

“Company Exchanges” has the meaning set forth in Section 2.1(f).

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, (b) the aggregate amount of Change of Control Payments that are payable as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement that when paid constitute compensation to the recipient, transaction or similar bonuses, stay bonuses, retention payments and any other similar payments (including, in each case, the employer portion of any unemployment, social security or payroll Taxes thereon, determined as if such amounts were payable at the Closing) that are created, accelerated, accrued, become payable to, or in respect of any current or former employee or other individual service provider, but excluding “double trigger” payments and any payment due as a result of an action taken on or after the Closing Date or after the consummation of the transactions contemplated by this Agreement (including the termination of any employee on the Closing Date or after the consummation of such transaction), (c) any other fees in connection with TortoiseCorp III’s initial public offering, and (d) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee and fifty percent (50%) of any filing fee related to the Registration Statement/Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any TortoiseCorp III Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a), Section 3.2(c) and Section 3.2(f) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect) and Section 3.17 (Brokers).

“Company IT Systems” means all networks, servers, endpoints, computer systems, platforms, Software, computer hardware, firmware, middleware, data communication lines, routers, hubs, storage, switches and all other information technology systems, Databases, servers, network equipment, including all electronic connections between and among them, and related documentation, in each case, owned, licensed or leased by or used in the operation of a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that are licensed to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Company Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any Laws applicable to the Group Companies, (v) changes in the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) and clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Merger” has the meaning set forth in the recitals to this Agreement.

“Company Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Company Merger Sub.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliate, Representative, successor or permitted assign of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Option” means an option to purchase Company Common Shares that was granted pursuant to the Company Stock Incentive Plan.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies, including the Intellectual Property Rights set forth on Section 3.13(a) of the Company Disclosure Schedule.

“Company Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company, including Series A preferred stock.

“Company Product” means all products and services (including products and services under development) that are, as of the date of this Agreement, being developed, marketed, offered, sold, licensed, provided or distributed by or on behalf of the Group Companies.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of, any Group Company.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Related Party Transactions” has the meaning set forth in Section 3.19.

“Company Sale” means any transaction or series of transactions (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons obtains direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing 50% or more of the voting power of or economic rights or interests in Pubco, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the Pubco Board immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of Pubco immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into 50% or more of the combined voting power of the then-outstanding voting securities of the person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of Pubco to any Person.

“Company Shareholder Written Consent” has the meaning set forth in Section 5.13(b).

“Company Shareholder Written Consent Deadline” has the meaning set forth in Section 5.13(b).

“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time prior to the Effective Time.

“Company Shareholders Agreement” means the Stockholders’ Agreement, dated as of December 29, 2021, and amended and restated as of April 12, 2023, by and among the Company and the Company Shareholders party thereto.

“Company Shares” means the Company Common Shares and the Company Preferred Shares.

“Company Stock Incentive Plan” means the One Energy Enterprises, Inc. 2023 Stock Incentive Plan.

“Company Surviving Subsidiary” has the meaning set forth in Section 2.1(e)(i).

“Company Surviving Subsidiary Share” has the meaning set forth in Section 2.1(e)(vi).

“Company Triggering Events” means Company Triggering Event I and Company Triggering Event II, respectively.

“Company Triggering Event I” means the first date on which the Pubco VWAP is greater than $12.50 for any twenty (20) Trading Days out of any thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination within the Company Earnout Period.

“Company Triggering Event II” means the first date on which the Pubco VWAP is greater than $15.00 for any twenty (20) Trading Days out of any thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination within the Company Earnout Period.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of October 22, 2022, by and between TortoiseCorp III and One Energy Enterprises Inc.

“Consent” means any notice, authorization, declaration, expiration or termination of any applicable waiting period (including any extension thereof), qualification, registration, filing, notification, waiver, variance, registration, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Continental” means Continental Stock Transfer & Trust Company.

“Contingent Stock Rights Agreement” means that certain Contingent Stock Rights Agreement, to be entered into prior to or in connection with the Closing, by and among TortoiseCorp III, Jereme Kent and Continental, substantially in the form attached to the Original Business Combination Agreement as Exhibit D thereto, as such Contingent Stock Rights Agreement is amended after the date of this Agreement to, among other things, add Pubco as a party.

“Continuum” means that certain Software entitled Continuum®, which is an open-source wind flow and project development tool created and owned by the Company.

“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Conversion Ratio” has the meaning set forth in Section 2.3.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Crossover Financing” means a preferred equity financing consummated prior to Closing, not exceeding $35,000,000, that is issued on the same terms and conditions as the Company Preferred Shares that were outstanding as of the date of the Original Business Combination Agreement.

“CSR” means contractual contingent stock rights of qualifying holders to receive, in certain circumstances, a contingent payment in the form of Pubco Common Shares (or such other form as is provided for therein) pursuant to the terms and conditions of the Contingent Stock Rights Agreement.

“CSR Escrow Account” has the meaning set forth in Section 2.7.

“CSR Escrow Agent” has the meaning set forth in Section 2.7.

“CSR Escrow Agreement” has the meaning set forth in Section 2.7.

“CSR Escrow Shares” has the meaning set forth in Section 2.7.

“Databases” means any and all databases, data collections and data repositories of any type and in any form (and all corresponding data and organizational or classification structures or information), together with all rights therein.

“Data Rights” has the meaning set forth in the definition of Intellectual Property Rights.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Dissenting Shareholder” has the meaning set forth in Section 2.9.

“Dissenting Shares” has the meaning set forth in Section 2.9.

“Domestication” has the meaning set forth in the recitals to this Agreement.

“Domestication Proposal” has the meaning set forth in Section 5.8.

“Effective Time” has the meaning set forth in Section 2.1(e)(ii).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other incentive, bonus, commission, profit-sharing, stock option, stock purchase, stock ownership, other equity or equity-based compensation, employment, individual independent contractor, individual consulting, compensation (other than base salary or base wage rate), vacation or other leave, change in control, retention, transaction, supplemental retirement, severance, separation pay, health, medical, disability, life insurance, welfare, deferred compensation, fringe benefit, employee loan (but excluding loans under a qualified 401(k) plan) or other benefit or compensatory plan, program, policy, practice, scheme, Contract or other arrangement that any Group Company maintains, sponsors, contributes to or is required to contribute to, or under or with respect to which any Group Company has any Liability.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment or cultural, biological or natural resources, or human health or safety, including relating to the release, treatment, storage, generation, use or disposal of, or exposure to, Hazardous Substances.

“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means (a) $300,000,000 minus (b) all Indebtedness of the Group Companies as of immediately prior to the Closing, other than non-recourse project finance debt incurred in the ordinary course of business after the date of the Original Business Combination Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means each entity that is treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.4(a).

“Exchange Fund” has the meaning set forth in Section 2.4(c).

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Financing Agreement” has the meaning set forth in Section 5.20(c).

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“Fully-Diluted Company Shares” means the total number of issued and outstanding Company Common Shares, (a) treating Company Preferred Shares on an as-converted to Company Common Shares basis and (b) treating all outstanding in-the-money Company Convertible Securities as fully vested and as if the Company Convertible Security had been exercised as of the Effective Time, but excluding any Company Securities held as treasury stock.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governing Document Proposals” has the meaning set forth in Section 5.8.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation, and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, provincial, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, governmental commission or other authority (including the North American Electric Reliability Corporation and any regional transmission organization or independent system operator), branch, department, official, board, bureau, instrumentality or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any public or private arbitral body or mediator.

“Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any material, substance, waste or chemical that is regulated by, or for which Liability or standards of conduct may be imposed pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, noise, odor, toxic mold or radon.

“Hennessy” means the Hennessy Capital Growth Partners Fund I SPV V, LLC.

“Hennessy Warrants” means Private Placement Warrants of Sponsor held by Hennessy.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“In-the-Money Company Option” means a Company Option with an exercise price less than the Per Share Price.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (g) any outstanding severance obligations with respect to terminations that occurred or occur prior to the Closing Date and any accrued or earned bonuses or deferred compensation to the extent unpaid prior to Closing, (h) any underfunded pension liability, unfunded deferred compensation plan obligations (including with respect to any Employee Benefit Plan intended to be qualified under Section 401(a) of the Code), outstanding severance obligations and post-retirement health or welfare benefits and (i) any of the obligations of any other Person of the type referred to in clauses (a) through (h) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person. For the avoidance of doubt, Indebtedness does not include Company Expenses or TortoiseCorp III Expenses. Indebtedness shall include any and all amounts necessary and sufficient to retire such Indebtedness, including principal (including the current portion thereof) and/or scheduled payments, accrued interest or finance charges, and other fees, penalties or payments (prepayment or otherwise) necessary and sufficient to retire such indebtedness at Closing.

“Intellectual Property Rights” means all intellectual property rights and related proprietary rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not (“Trade Secrets”); (e) rights in or to Software or other technology; (f) database rights, including rights under the European Union Directive 96/9/EC and all other similar rights throughout the world, whether or not arising by statute, even when not a creative work of authorship or non-public (“Data Rights”); and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“Jereme Kent” means (a) Jereme Kent, the individual, or (b) a living trust established by Jereme Kent, as the context so requires.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Kent CSR Shares” has the meaning set forth in Section 2.1(e)(vii).

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, national, state, local, foreign, national, multi-national or supranational statute, law (including common law and, if applicable, fiduciary or similar duties), act, statute, ordinance, treaty, Order, approval, rule, code, regulation or other binding directive, decision or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any of the Group Companies.

“Lenders” has the meaning set forth in Section 5.23.

“Lender shares” has the meaning set forth in Section 5.23.

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking. Notwithstanding the foregoing or anything to the contrary herein, Liability shall not include any Company Expenses or TortoiseCorp III Expenses.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Lock-Up Agreement” has the meaning set forth in the recitals to this Agreement.

“Lookback Date” means the date which is three (3) years prior to the date of this Agreement.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Merger Subs” has the meaning set forth in the introductory paragraph to this Agreement.

“Mergers” has the meaning set forth in the recitals to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“NYSE” means The New York Stock Exchange.

“NYSE Proposal” has the meaning set forth in Section 5.8.

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“Off-the-Shelf Software” means any Software or Database that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for an annual license fee of less than $100,000.

“Officers” has the meaning set forth in Section 5.16(a).

“Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Original Business Combination Agreement” has the meaning set forth in the Recitals.

“Other Class B Shareholders” means each holder of TortoiseCorp III Class B Shares other than (a) the Sponsor and (b) the qualified institutional buyers or institutional accredited investors who purchased TortoiseCorp III Class B Shares from the Sponsor in connection with TortoiseCorp III’s initial public offering.

“Other TortoiseCorp III Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of TortoiseCorp III Shares entitled to vote thereon, whether in person or by proxy at the TortoiseCorp III Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of TortoiseCorp III and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any of the Group Companies.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Price” means an amount equal to (i) the Adjusted Equity Value, divided by (ii) the Fully-Diluted Company Shares.

“Permits” means any consents, approvals, authorizations, franchises, clearances, licenses, registrations, permits, exemption, waiver, variance or certificates of, or granted by, any Governmental Entity.

“Permitted Financing” means (a) the Crossover Financing and (b) one or more debt financings or debt refinancings for project capital incurred by one or more Subsidiaries of the Company to finance projects consistent with past practice and in the ordinary course of business.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive rights in Intellectual Property Rights in the ordinary course of business consistent with past practice, and (g) other Liens (except for those securing Indebtedness) that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, business trust, trust, Governmental Entity or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information that identifies or is capable of being associated with an identified natural person, or that is defined as “personal information” or any similar term (e.g., “personal data” or “personally identifiable information”) under applicable Law.

“PPP” means the Paycheck Protection Program as described in the CARES Act and modified by the Small Business Administration and Department of Treasury guidance documents and FAQs, subsequent interim final rules, the Paycheck Protection Program Flexibility Act of 2020, Division N of the Consolidated Appropriations Act, 2021, the American Rescue Plan Act, and any subsequent amendments or updates to Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)(36)).

“Pre-Closing TortoiseCorp III Holders” means the holders of TortoiseCorp III Shares at any time prior to the Effective Time.

“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).

“Privacy Contracts” means all Contracts between any Group Company and any Person that govern the Processing of Personal Data.

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data.

“Privacy and Security Requirements” means any and all of the following to the extent applicable to Processing of Personal Data by or on behalf of the Group Companies or otherwise relating to privacy, data and cyber security, or Security Breach notification requirements, and in each case applicable to the Group Companies: (a) all applicable Privacy Laws, (b) provisions relating to Processing of Personal Data in all applicable Privacy Contracts, (c) all applicable Privacy and Data Security Policies and (d) industry standards to the extent applicable to the Group Companies, including the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Private Placement Warrants Termination Agreement” has the meaning set forth in Section 5.13(e).

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding, suit, petition, assessment, investigation, inquiry, mediation, or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, compilation, receipt, access, acquisition, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), destruction, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Pubco” has the meaning set forth in the Recitals.

“Pubco Board” means the board of directors of Pubco.

“Pubco Common Shares” means, shares of voting common stock, par value $0.0001 per share, of Pubco.

“Pubco Common Share Value” means $10.00.

“Pubco Equity Incentive Plan” has the meaning set forth in Section 5.19.

“Pubco Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of Pubco.

“Pubco Shares” means the Pubco Common Shares and the Pubco Preferred Shares.

“Pubco VWAP” means the volume-weighted average share price of Pubco Common Shares as displayed on Pubco’s page on Bloomberg (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on the applicable Trading Day.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses, concessions or other agreements (written or oral), pursuant to which the Group Companies hold any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Group Companies thereunder.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and active and operational Internet domain name registrations.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Registration Statement/Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of TortoiseCorp III.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required TortoiseCorp III Shareholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of TortoiseCorp III Shares entitled to vote thereon, whether in person or by proxy at the TortoiseCorp III Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of TortoiseCorp III and applicable Law.

“Required Governing Document Proposals” means the Governing Document Proposals solely to the extent related to the amendments to the Governing Documents of Pubco.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the NYSE Proposal and the Charter Proposal.

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the TortoiseCorp III Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Security Breach” means any (a) unauthorized acquisition of, access to, or loss of, or misuse (by any means) of, Personal Data; (b) unauthorized or unlawful Processing, sale or rental of Personal Data; (c) other act or omission that compromises the security or confidentiality of Personal Data; or (d) breach of security, phishing incident, ransomware or malware attack affecting any Company IT Systems.

“Significant Customer” has the meaning set forth in Section 3.21(a).

“Significant Supplier” has the meaning set forth in Section 3.21(b).

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Earnout Period” means the period commencing on the date immediately following the Closing Date and ending on and including the date of the two-year anniversary of the Closing Date.

“Sponsor Earnout Shares” has the meaning set forth in Section 2.8(a).

“Sponsor Loan” has the meaning set forth in Section 5.23.

“Sponsor Triggering Event” means the first date on which the Pubco VWAP is equal to or greater than $12.00 for any twenty (20) Trading Days out of any thirty (30) consecutive Trading Day ending on the Trading Day immediately prior to the date of determination within the Sponsor Earnout Period.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Supporting Company Shareholders” has the meaning set forth in the recitals to this Agreement.

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 7.1(d).

“TortoiseCorp III” means (a) prior to the consummation of the Domestication, TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated with limited liability, and (b) from and after the consummation of the Domestication, TortoiseEcofin Acquisition Corp. III, as domesticated in Delaware. Any reference to TortoiseCorp III in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or (b), as the context so requires.

“TortoiseCorp III Acquisition Proposal” means (a) any transaction or series of related transactions under which TortoiseCorp III or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in TortoiseCorp III or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, or the transactions contemplated hereby or thereby shall constitute a TortoiseCorp III Acquisition Proposal.

“TortoiseCorp III Board” has the meaning set forth in the recitals to this Agreement.

“TortoiseCorp III Board Recommendation” has the meaning set forth in Section 5.8.

“TortoiseCorp III Certificate” has the meaning set forth in Section 2.4(a).

“TortoiseCorp III Class A Shares” means, prior to the Domestication, TortoiseCorp III’s Class A ordinary shares, par value $0.0001 per share.

“TortoiseCorp III Class B Shares” means, prior to the Domestication, TortoiseCorp III’s Class B ordinary shares, par value $0.0001 per share.

“TortoiseCorp III Common Shares” means, from and after the consummation of the Domestication, shares of voting common stock, par value $0.0001 per share, of TortoiseCorp III.

“TortoiseCorp III D&O Persons” has the meaning set forth in Section 5.14(a).

“TortoiseCorp III Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by TortoiseCorp III on the date of the Original Business Combination Agreement.

“TortoiseCorp III Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a TortoiseCorp III Party in connection with TortoiseCorp III’s initial public offering (including any and all deferred expenses in connection therewith (including fees or commissions payable to the underwriters and any legal fees)), the operation of the business and affairs of TortoiseCorp III (including all amounts payable by TortoiseCorp III pursuant to any promissory note or other debt instrument to which it is a party), the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any TortoiseCorp III Party and (b) any other fees, expenses, commissions or other amounts that are allocated to any TortoiseCorp III Party pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee and fifty percent (50%) of any filing fee related to the Registration Statement/Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, TortoiseCorp III Expenses shall not include any Company Expenses and any TortoiseCorp III Expenses that are incurred and not paid as of the date of this Agreement shall be deemed to be Company Expenses.

“TortoiseCorp III Financial Statements” means all of the financial statements of TortoiseCorp III included in the TortoiseCorp III SEC Reports.

“TortoiseCorp III Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of TortoiseCorp III Parties).

“TortoiseCorp III Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the TortoiseCorp III Parties that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, TortoiseCorp III Liabilities shall not include any TortoiseCorp III Expenses.

“TortoiseCorp III Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the TortoiseCorp III Parties, taken as a whole, or (b) the ability of any TortoiseCorp III Party to consummate the Domestication or the TRTL Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an TortoiseCorp III Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any Laws applicable to any TortoiseCorp III Party, (v) the industries or markets in which any TortoiseCorp III Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including the impact thereof on the relationships, contractual or otherwise, of any TortoiseCorp III Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any TortoiseCorp III Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether an TortoiseCorp III Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on TortoiseCorp III Parties, taken as a whole, relative to other “SPACs”.

“TortoiseCorp III Non-Party Affiliates” means, collectively, each TortoiseCorp III Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any TortoiseCorp III Related Party (other than, for the avoidance of doubt, any TortoiseCorp III Party).

“TortoiseCorp III Parties” means, collectively, TortoiseCorp III, Pubco and the Merger Subs.

“TortoiseCorp III Private Units” means the units issued by TortoiseCorp III in a private placement to the Sponsor at the time of the consummation of the IPO consisting of one (1) TortoiseCorp III Class A Share and one-fourth (1/4) of one (1) TortoiseCorp III Private Warrant.

“TortoiseCorp III Private Warrant” means one (1) whole warrant of which one-fourth (1/4) was included as part of each TortoiseCorp III Private Unit, entitling the holder thereof to purchase one (1) TortoiseCorp III Class A Share at a purchase price of $11.50 per share.

“TortoiseCorp III Public Units” means the units issued in the IPO (including overallotment units acquired by TortoiseCorp III’s underwriter) consisting of one (1) TortoiseCorp III Class A Share and one-fourth (1/4) of one (1) TortoiseCorp III Public Warrant.

“TortoiseCorp III Public Warrant” means one (1) whole warrant of which one-fourth (1/4) was included as part of each TortoiseCorp III Public Unit, entitling the holder thereof to purchase one (1) TortoiseCorp III Class A Share at a purchase price of $11.50 per share.

“TortoiseCorp III Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of TortoiseCorp III.

“TortoiseCorp III Related Parties” has the meaning set forth in Section 4.9.

“TortoiseCorp III Related Party Transactions” has the meaning set forth in Section 4.9.

“TortoiseCorp III SEC Reports” has the meaning set forth in Section 4.7.

“TortoiseCorp III Securities” means the TortoiseCorp III Units, TortoiseCorp III Shares and TortoiseCorp III Warrants.

“TortoiseCorp III Shareholder Approval” means, collectively, the Required TortoiseCorp III Shareholder Approval and the Other TortoiseCorp III Shareholder Approval.

“TortoiseCorp III Shareholders Meeting” has the meaning set forth in Section 5.8.

“TortoiseCorp III Shareholder Redemption” means the right of the holders of TortoiseCorp III Class A Shares to redeem all or a portion of their TortoiseCorp III Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of TortoiseCorp III.

“TortoiseCorp III Shares” means (a) prior to the consummation of the Domestication, collectively, the TortoiseCorp III Class A Shares and the TortoiseCorp III Class B Shares and (b) from and after the consummation of the Domestication, the TortoiseCorp III Common Shares and the TortoiseCorp III Preferred Shares. Any reference to the TortoiseCorp III Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition, as the context so requires.

“TortoiseCorp III Units” means TortoiseCorp III Private Units and TortoiseCorp III Public Units, collectively.

“TortoiseCorp III Warrants” means the TortoiseCorp III Private Warrants and the TortoiseCorp III Public Warrants.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property Rights.

“Trading Day” means any day on which Pubco Common Shares are actually traded on the principal securities exchange or securities market on which Pubco Common Shares are then traded.

“Transaction Financing” has the meaning set forth in Section 5.20(c).

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Share Consideration” means the Aggregate Common Share Consideration plus the Aggregate Preferred Share Consideration.

“Transaction Support Agreement Deadline” has the meaning set forth in Section 5.13(a).

“Transaction Support Agreement” has the meaning set forth in the recitals to this Agreement.

“TRTL Certificate of Merger” has the meaning set forth in Section 2.1(e)(ii).

“TRTL Merger” has the meaning set forth in the recitals to this Agreement.

“TRTL Merger Effective Time” has the meaning set forth in Section 2.1(e)(i).

“TRTL Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“TRTL Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of TRTL Merger Sub.

“TRTL Surviving Subsidiary” has the meaning set forth in Section 2.1(e)(i).

“TRTL Surviving Subsidiary Share” has the meaning set forth in Section 2.1(e)(vi).

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Union” has the meaning set forth in Section 3.14(c).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid TortoiseCorp III Expenses” means the TortoiseCorp III Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Expenses” means all Unpaid Company Expenses and all Unpaid TortoiseCorp III Expenses.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable state or local Laws.

“Warrant Agreement” means that certain Warrant Agreement, dated as of July 19, 2021, by and between TortoiseCorp III and Continental, as warrant agent.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

ARTICLE 2

MERGERS

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a) Redemption. On the Closing Date, TortoiseCorp III shall redeem each TortoiseCorp III Class A Share from the Pre-Closing TortoiseCorp III Holders who shall have elected to redeem their TortoiseCorp III Class A Shares in connection with the transactions contemplated hereby pursuant to the Governing Documents of TortoiseCorp III.

(b) Reserved.

(c) Recapitalization. At least one day prior to the Closing Date, (i) TortoiseCorp III shall cause each TortoiseCorp III Class B Share that is issued and outstanding as of such date to be converted into one TortoiseCorp III Class A Share, and (ii), the Company shall cause each Company Class B Common Share that is issued and outstanding as of such date to be converted into one Company Class A Common Share on a 1:1 basis.

(d) Domestication. At least one day prior to the Closing Date, TortoiseCorp III shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Act. In connection with the Domestication, (i) each TortoiseCorp III Class A Share that is issued and outstanding immediately prior to the Domestication ((x) including, for the avoidance of doubt, any TortoiseCorp III Class A Share issued pursuant to Section 2.1(c) and (y) excluding, for the avoidance of doubt, any TortoiseCorp III Class A Share that is redeemed pursuant to Section 2.1(a)) shall become one TortoiseCorp III Common Share, (ii) each TortoiseCorp III Warrant that is outstanding immediately prior to the Domestication shall, from and after the Domestication, represent the right to purchase one TortoiseCorp III Common Share at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Warrant Agreement, (iii) the Governing Documents of TortoiseCorp III shall be amended and restated to be the Governing Documents of a Delaware corporation.

(e) The TRTL Merger.

(i) Following the consummation of the Domestication, on the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date TRTL Merger Sub shall merge with and into TortoiseCorp III at the TRTL Merger Effective Time. Following the TRTL Merger Effective Time, the separate existence of the TRTL Merger Sub shall cease and TortoiseCorp III shall continue as the surviving company in the TRTL Merger (the “TRTL Surviving Subsidiary”) and a wholly owned Subsidiary of Pubco.

(ii) At the Closing, the parties hereto shall cause a certificate of merger, in a form reasonably acceptable to TortoiseCorp III and the Company (the “TRTL Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The TRTL Merger shall become effective on the date and at the time at which the TRTL Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or at such later date and/or time as is agreed by TortoiseCorp III, TRTL Merger Sub, and the Company, and specified in the TRTL Certificate of Merger (the time the TRTL Merger becomes effective being referred to herein as the “TRTL Merger Effective Time”).

(iii) The TRTL Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the TRTL Merger Effective Time, all of the assets, properties, rights, privileges, powers and franchises of TRTL and TRTL Merger Sub shall vest in the TRTL Surviving Subsidiary and all debts, liabilities, obligations, restrictions, disabilities and duties of each of TRTL and TRTL Merger Sub shall become the debts, liabilities, obligations and duties of the TRTL Surviving Subsidiary, in each case, in accordance with the DGCL.

(iv) At the TRTL Merger Effective Time, the Governing Documents of TRTL Merger Sub shall become the Governing Documents of the TRTL Surviving Subsidiary except that the name of the TRTL Surviving Subsidiary shall be “TortoiseCorp III Acquisition Corp. III”.

(v) At the TRTL Merger Effective Time, the directors and executive officers the TRTL Surviving Subsidiary shall be the same as the board of directors and executive officers of Pubco, after giving effect to Section 5.16, each to hold office in accordance with the Governing Documents of the TRTL Surviving Subsidiary until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) At the TRTL Merger Effective Time, by virtue of the TRTL Merger and without any action on the part of any Party or any other Person, each share of TRTL Merger Sub Common Stock issued and outstanding immediately prior to the TRTL Merger Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the TRTL Surviving Subsidiary (each such share, a “TRTL Surviving Subsidiary Share”).

(vii) At the TRTL Merger Effective Time, every issued and outstanding TortoiseCorp III Unit shall be automatically detached and the holder thereof shall be deemed to hold one TortoiseCorp III Class A Share and one-fourth (1/4) of one (1) TortoiseCorp III Warrant in accordance with the terms of the applicable TortoiseCorp III Unit, which underlying TortoiseCorp III Securities shall be converted in accordance with the applicable terms of this Section 2.1 below.

(viii) At the TRTL Merger Effective Time, each issued and outstanding TortoiseCorp III Share (other than those described in Section 2.1(e)(x) below) shall be converted automatically into and thereafter represent the right to receive one Pubco Common Share and one (1) CSR (with the holders of TortoiseCorp III Private Units waiving their right to receive CSRs for their TortoiseCorp III Class B Shares (or shares of TortoiseCorp III Class A Shares issued upon conversion of TortoiseCorp III Class B Shares), following which, all TortoiseCorp III Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of certificates previously evidencing TortoiseCorp III Shares outstanding immediately prior to the TRTL Merger Effective Time shall cease to have any rights with respect to such shares except as provided herein or required under applicable Law. Each certificate previously evidencing TortoiseCorp III Shares (other than those described in Section 2.1(e)(x) below) shall be exchanged for a certificate representing the same number of Pubco Common Shares and CSRs upon the surrender of such certificate in accordance with Section 2.4. To the extent required by Section 262 of the DGCL, each certificate formerly representing TortoiseCorp III Shares owned by holders of TortoiseCorp III Shares who have validly elected to dissent from the TRTL Merger pursuant to Section 262 of the DGCL shall thereafter represent only the right to receive fair value for their TortoiseCorp III Shares in accordance with the applicable provisions of the DGCL.

(ix) At the TRTL Merger Effective Time, each issued and outstanding TortoiseCorp III Public Warrant shall be converted into one Pubco Public Warrant and each issued and outstanding TortoiseCorp III Private Warrant shall be converted into one Pubco Private Warrant. At the TRTL Merger Effective Time, the TortoiseCorp III Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Pubco Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the TortoiseCorp III Public Warrants, and each of the Pubco Private Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the TortoiseCorp III Private Warrants, except that in each case they shall represent the right to acquire Pubco Common Shares in lieu of TortoiseCorp III Class A Shares. At or prior to the TRTL Merger Effective Time, Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of Pubco Common Shares for delivery upon the exercise of such Pubco Warrants.

(x) At the TRTL Merger Effective Time, by virtue of the TRTL Merger and without any action on the part of any Party or any other Person, each TRTL Common Share held immediately prior to the TRTL Merger Effective Time by TortoiseCorp III as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(f) The Company Merger.

(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date promptly following the TRTL Merger, Company Merger Sub shall merge with and into the Company at the Company Merger Effective Time. Following the Company Merger Effective Time, the separate existence of the Company Merger Sub shall cease, and the Company shall continue as the surviving company in the Company Merger (the “Company Surviving Subsidiary”) and a wholly owned Subsidiary of Pubco.

(ii) At the Closing, the parties hereto shall cause a certificate of merger, in a form reasonably acceptable to TortoiseCorp III and the Company (the “Company Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Company Merger shall become effective on the date and at the time at which the Company Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or at such later date and/or time as is agreed by TortoiseCorp III, Company Merger Sub and the Company, and specified in the TRTL Certificate of Merger (the time the TRTL Merger becomes effective being referred to herein as the “Company Merger Effective Time”).

(iii) The Company Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Company Merger Sub shall vest in the Company Surviving Subsidiary and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Company Merger Sub shall become the debts, liabilities, obligations and duties of the Company Surviving Subsidiary, in each case, in accordance with the DGCL.

(iv) At the Company Merger Effective Time, the Governing Documents of Company Merger Sub shall become the Governing Documents of the Company Surviving Subsidiary, except that the name of the Company Surviving Subsidiary shall be “One Energy Enterprises Inc.” or such other name as determined by the Company in its sole discretion, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v) At the Company Merger Effective Time, the directors and officers of the Company immediately prior to the Company Merger Effective Time shall be the initial directors and officers of the Company Surviving Subsidiary, each to hold office in accordance with the Governing Documents of the Company Surviving Subsidiary until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, each share of Company Merger Sub Common Stock issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the Company Surviving Subsidiary (each such share, a “Company Surviving Subsidiary Share”).

(vii) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, (A) each Company Common Share (including any Company Common Shares issued with respect to the Crossover Financing and after giving effect to the Company Exchanges, and other than (x) the Company Common Shares that are Dissenting Shares, and (y) the Company Common Shares cancelled and extinguished pursuant to this Section 2.1(f)(vii)) issued and outstanding as of immediately prior to the Company Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of Pubco Common Shares set forth on the Allocation Schedule and (B) each Company Preferred Share (including any Company Preferred Shares issued with respect to the Crossover Financing and after giving effect to the Company Exchanges, and other than (x) the Company Preferred Shares that are the Dissenting Shares and (y) the Company Preferred Shares cancelled and extinguished pursuant to this Section 2.1(f)(vii)) issued and outstanding as of immediately prior to the Company Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive one Pubco Preferred Share with substantially similar rights, preferences and privileges as each such Company Preferred Share, including, without limitation, any dividend and optional conversion rights set forth in the Company’s Governing Documents. From and after the Effective Time, each Company Shareholder’s certificates (the “Company Certificates”) evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law. Notwithstanding anything herein to the contrary, half of the Pubco Common Shares otherwise deliverable to Jereme Kent at Closing pursuant to this Section 2.1(f)(vii) shall be subject to the CSR and issued by Pubco to the CSR Escrow Agent and deposited into the CSR Escrow Account in accordance with Section 2.7 (the “Kent CSR Shares”).

(viii) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Company Merger Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(ix) Each outstanding Company Option (whether vested or unvested) shall be assumed by Pubco, and to the extent not fully vested, shall be accelerated in full and automatically converted into an option to purchase Pubco Common shares (each, a “Assumed Option”). Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Stock Incentive Plan (except any references therein to the Company or Company Common Shares will instead mean Pubco and Pubco Common Shares, respectively). Each Assumed Option shall, as set forth in the Allocation Schedule: (i) have the right to acquire a number of Pubco Common Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of Company Common Shares (with any Company Preferred Shares treated on an as-converted to Company Common Share basis) which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Company Option. Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of Pubco Common Shares for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and Pubco shall not issue any new awards under the Company Stock Incentive Plan.

(g) Amended Pubco Governing Documents. Effective upon the Effective Time, Pubco shall amend and restate its (i) certificate of incorporation in a form reasonably acceptable to the Parties (the “Amended Pubco Certificate of Incorporation”) and (ii) bylaws. The Amended Pubco Certificate of Incorporation will reflect the change of the corporate name of Pubco to “One Power Company.”

(h) Pre-Closing Company Exchanges. Prior to the Company Merger Effective Time, the Company shall cause the holders of Company Convertible Instruments to either exchange or convert all of their issued and outstanding Company Convertible Instruments for Company Common Shares at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the certificate of incorporation of the Company or the Company Convertible Instruments (the “Company Exchanges”).

Section 2.2 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions at the Closing) or at such other place, date and/or time as TortoiseCorp III and the Company may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 2.3 Allocation Schedule. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to TortoiseCorp III an allocation schedule (the “Allocation Schedule”) setting forth (a) the number of Company Common Shares and Company Preferred Shares held by each Company Shareholder (after giving effect to the Company Exchanges), (b) the calculation of the Equity Value, the Per Share Price, the Aggregate Common Share Consideration, the Aggregate Preferred Share Consideration, and the resulting Transaction Share Consideration (which shall, for the avoidance of doubt, be reduced by the aggregate portion of the Transaction Share Consideration that would be attributable to the Dissenting Shares if such Company Shares were not Dissenting Shares) (c) the portion of the Transaction Share Consideration allocated to each Company Shareholder (other than Dissenting Shareholders), with each Company Shareholder receiving for each Company Common Share (treating Company Preferred Stock Shares on an as-converted to Company Common Share basis, but excluding any Company Securities held as treasury stock), a number of Pubco Common Shares equal to (i) the Per Share Price, divided by (ii) the Pubco Common Share Value (the “Conversion Ratio”), (d) the number of Pubco Common Shares which each Company Shareholder will be entitled to receive as Company Earnout Shares (as may be adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like), (e) the number of Assumed Options (and the number of Pubco Common Shares underlying such Assumed Options) which each holder of Company Options will be entitled to receive, (f) a certification, duly executed by an authorized officer of the Company, that (i) the information delivered pursuant to clauses (a), (b), (c), (d) and (e), is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3 and (ii) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 5.13(d), and (f) reasonable supporting documentation in support of the calculation of the amounts set forth in clauses (a), (b), (c),(d) and (e). The Company will review any comments to the Allocation Schedule provided by TortoiseCorp III or any of its Representatives, make any changes proposed by TortoiseCorp III or its Representatives that are correcting mathematical or other manifest error and otherwise consider in good faith any reasonable comments proposed by TortoiseCorp III or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of Pubco Shares that each Company Shareholder will have a right to receive pursuant to Section 2.1(f)(vii) will be rounded down to the nearest whole share, (B) in no event shall the aggregate number of Pubco Common Shares set forth on the Allocation Schedule that are allocated in respect of Company Common Shares exceed the Aggregate Common Share Consideration, (C) in no event shall the aggregate number of Pubco Preferred Shares set forth on the Allocation Schedule that are allocated in respect of Company Preferred Shares exceed the Aggregate Preferred Share Consideration and (D) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Shareholders Agreement or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 5.13(d)).

Section 2.4 Deliverables.

(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, TortoiseCorp III shall appoint Continental (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Company Certificates, if any, representing the Company Shares and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, and stock certificates or other instruments representing the TortoiseCorp III Shares (collectively, the “TortoiseCorp III Certificates”), if any, representing the TortoiseCorp II shares and each TortoiseCorp III Share held in book-entry form on the stock transfer books of TortoiseCorp III immediately prior to the Effective Time, in either case, for the portion of the Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(f)(vii) or TortoiseCorp III Share pursuant to Section 2.1(f)(viii) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then TortoiseCorp III and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), TortoiseCorp III shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent, in form and substance reasonably satisfactory to the Company.

(b) At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Shareholders a letter of transmittal in a form reasonably acceptable to TortoiseCorp III, and the Company (the “Letter of Transmittal”).

(c) At the Effective Time, TortoiseCorp III shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Shareholders and for exchange in accordance with this Section 2.4 through the Exchange Agent, evidence of Pubco Shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(f)(vii) in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(f)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d) Each Company Shareholder whose Company Shares have been converted into the right to receive a portion of the Transaction Share Consideration pursuant to Section 2.1(f)(vii) shall be entitled to receive the portion of the Transaction Share Consideration to which he, she or it is entitled on the Closing Date upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) in the case of Company Shares held in book-entry form, a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e) If a properly completed and duly executed Letter of Transmittal, together with any Company Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), if any, is delivered to the Exchange Agent in accordance with Section 2.4(d) (i) at least one Business Day prior to the Closing Date, then TortoiseCorp III and the Company shall take all necessary actions to cause the applicable portion of the Transaction Share Consideration to be issued to the applicable Company Shareholder in book-entry form on the Closing Date or (ii) less than one Business Day prior to the Closing Date, then TortoiseCorp III and the Company (or the Company Surviving Subsidiary) shall take all necessary actions to cause the applicable portion of the Transaction Share Consideration to be issued to the Company Shareholder in book-entry form within two (2) Business Days after such delivery.

(f) If any portion of the Transaction Share Consideration or any other Pubco Shares are to be issued in a name other than that in which the Company Certificates or TortoiseCorp III Certificates surrendered (or transferred in book entry form) in exchange therefor are registered, it shall be a condition to the issuance of the applicable portion of the Transaction Share Consideration or other such other Pubco Shares that (i) either such Company Certificate or TortoiseCorp III Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share or TortoiseCorp III Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Company Certificate or TortoiseCorp III Certificate, or Company Share or TortoiseCorp III Share, as applicable, in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(g) No interest will be paid or accrued on the Transaction Share Consideration (or any portion thereof). From and after the Company Merger Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.4, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled and extinguished pursuant to Section 2.1(f)(viii)) shall solely represent the right to receive a portion of the Transaction Share Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(f)(vii).

(h) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(i) Any portion of the Exchange Fund that remains unclaimed by the Company Shareholders twelve (12) months following the Closing Date shall be delivered to Pubco or as otherwise instructed by Pubco, and any Company Shareholder who has not exchanged his, her or its Company Shares for the applicable portion of the Transaction Share Consideration in accordance with this Section 2.4 prior to that time shall thereafter look only to Pubco for the issuance of the applicable portion of the Transaction Share Consideration, without any interest thereon. None of Pubco, the Company Surviving Subsidiary or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Transaction Share Consideration remaining unclaimed by the Company Shareholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Pubco free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.5 Withholding. Pubco, TortoiseCorp III, the Merger Subs, the Group Companies and the Exchange Agent (and each of their respective Affiliates, agents and representatives) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law. To the extent that amounts are so deducted and withheld and timely remitted to the applicable Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.6 Issuance of Company Earnout Shares.

(a) Within three (3) Business Days after the occurrence of a Company Triggering Event, Pubco shall issue or cause to be issued to the Company Shareholders the following number of Pubco Common Shares (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) as set forth on the Allocation Schedule (such issued Pubco Common Shares, collectively, the “Company Earnout Shares”):

(i) Upon the occurrence of Company Triggering Event I, a one-time issuance of 2,500,000 Company Earnout Shares; and

(ii) Upon the occurrence of Company Triggering Event II, a one-time issuance of 2,500,000 Company Earnout Shares.

(b) In the event there is a Company Sale during the Company Earnout Period pursuant to which Pubco or its stockholders have the right to receive consideration implying a value per Pubco Common Share (as agreed in good faith by the Pubco Board) that is greater than or equal to the applicable Pubco VWAP specified in Company Triggering Event I or Company Triggering Event II, any Company Earnout Shares that have not previously issued in accordance with Section 2.6(a)(i) or Section 2.6(a)(ii), as applicable, shall be issued immediately prior to the closing of such Company Sale, and the Company Shareholders shall be eligible to participate in such Company Sale with respect to the Company Earnout Shares deemed issued pursuant to this Section 2.6(b) on the same terms, and subject to the same conditions, as apply to the holders of Pubco Common Shares generally. Upon the consummation of a Company Sale, the Company Earnout Period shall terminate and the Company Shareholders shall have no further right to receive or earn the Company Earnout Shares other than in accordance with this Section 2.6(b) with respect to such Company Sale.

(c) Any issuance of Company Earnout Shares is intended to be treated as an adjustment to the consideration paid in the Company Merger that is subject to Section 354 of the Code (or any comparable or similar provisions of applicable state or local Law), except to the extent otherwise required by applicable Law (including, for the avoidance of doubt, with respect to any amounts required to be treated as interest pursuant to Section 483 of the Code).

(d) When issued, the Company Earnout Shares will be duly authorized, validly issued, fully paid and non-assessable, will not be issued in violation of the Governing Documents of Pubco or any other Contract to which Pubco is party or bound, will not be issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and will have been offered, sold and issued in compliance with applicable Law, including Securities Laws. To the extent not otherwise required by Law, such Company Earnout Shares will be issued through the facilities of the Depository Trust Company, without bearing any restrictive legend thereon; provided, that if the Pubco Common Shares issued as Transaction Share Consideration are still subject to restrictions on transfer as of the date such Company Earnout Shares are issued, such restrictions on transfer shall also be applicable to the Company Earnout Shares.

Section 2.7 CSR Escrow. At or prior to the Closing, Pubco, Jereme Kent, and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to TortoiseCorp III and the Company), as escrow agent (the “CSR Escrow Agent”), shall enter into an escrow agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to TortoiseCorp III and Jereme Kent (the “CSR Escrow Agreement”), pursuant to which Pubco shall deposit with the CSR Escrow Agent the Kent CSR Shares (the “CSR Escrow Shares”) to be held in a segregated escrow account (the “CSR Escrow Account”) and disbursed in accordance with the terms of the Contingent Stock Rights Agreement and the CSR Escrow Agreement. For the avoidance of doubt, dividends or distributions, if any, shall accumulate in the CSR Escrow Account for so long as any CSR Escrow Shares are held within the CSR Escrow Account.

Section 2.8 Sponsor Earnout Shares.

(a) General. The Sponsor has agreed that, effective upon the Closing, the Sponsor will subject 1,750,000 Pubco Common Shares owned by Sponsor (the “Sponsor Earnout Shares”) to forfeiture if the Sponsor Triggering Event does not occur during the Sponsor Earnout Period, with such Sponsor Earnout Shares vesting (and therefore no longer subject to forfeiture) pursuant to the terms of this Section 2.8. Until the occurrence of the Sponsor Triggering Event, certificates or book entry statements representing the Sponsor Earnout Shares shall bear a legend referencing that they are subject to forfeiture pursuant to the provisions of this Agreement; provided, however, that upon the vesting of any Sponsor Earnout Shares in accordance with the terms herein, Pubco shall immediately cause the removal of such legend.

(b) Vesting.

(i) The Sponsor Earnout Shares shall immediately become fully vested and no longer subject to forfeiture upon the occurrence of the Sponsor Triggering Event.

(ii) In the event there is a Company Sale during the Sponsor Earnout Period pursuant to which Pubco or its stockholders have the right to receive consideration implying a value per Pubco Common Share (as agreed in good faith by those individuals who are (or were) both members of the Sponsor and officers of Pubco (in each case determined as of the date hereof) and hold not less than a majority of the Sponsor Earnout Shares and the Pubco Board) that is greater than or equal to the Pubco VWAP specified in the Sponsor Triggering Event, then the Sponsor Triggering Event shall be deemed to have occurred.

(c) Adjustment. If, and as often as, the outstanding Pubco Common Shares are changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event after the date hereof, then the number of Sponsor Earnout Shares to be surrendered pursuant to this Section 2.8 and the Pubco VWAP specified with respect to the Sponsor Triggering Event will, in each case, be equitably adjusted to reflect such change.

Section 2.9 Appraisal and Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Company Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a Company Shareholder who did not vote in favor of the Company Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Shareholders”) shall not be converted into or be exchangeable for the right to receive such Dissenting Shareholder’s portion of the Transaction Share Consideration pursuant to Section 2.1(f)(vii), but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, each of such holder’s Company Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the applicable portion of the Transaction Share Consideration pursuant to Section 2.1(f)(vii), without interest. The Company shall give Pubco prompt notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company Shareholders’ rights of appraisal. The Company shall not, except with the prior written consent of Pubco, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING

TO THE GROUP COMPANIES

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the TortoiseCorp III Parties as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company and the Company Shareholders Agreement have been made available to TortoiseCorp III, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Shareholders Agreement are in full force and effect, and the Company is not in material breach or violation of any provision set forth in its Governing Documents or in material breach of the Company Shareholders Agreement.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of the Original Business Combination Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding and, (ii) the identity of the Persons that are the record and beneficial owners thereof. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable and there is no other capital stock of the Company outstanding. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or the Company Shareholders Agreement or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. The Company has no undisclosed outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company, and no obligation of the Company, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(b) The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Shareholders Agreement). Except for the Company Shareholders Agreement, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

(d) None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(e) Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness for borrowed money of the Group Companies as of the date of the Original Business Combination Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of the Original Business Combination Agreement, and the debtor and the creditor thereof, and any related Liens. As of the date of this Agreement, the Company is not aware of any material defaults or events of defaults that have occurred and are continuing under such Indebtedness. As of the Closing, the Company is not aware of any events or circumstances that with notice or the passage of time would constitute a material default or event of default under any such Indebtedness (except for a lender waiver of such default that is disclosed on Section 3.2(e) of the Company Disclosure Schedules). Except as set forth on Section 3.2(e) of the Company Disclosure Schedules, none of the Group Companies has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or that are convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of such Group Company on any matter.

(f) Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies.

Section 3.3 Authority. The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Shareholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to TortoiseCorp III (i) a true and complete copy of the audited consolidated balance sheets of the Group Companies as of December 31, 2022 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for each of the periods then ended, together with all related notes and schedules thereto, and (ii) the unaudited consolidated balance sheet of the Group Companies as of December 31, 2023 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for the period then ended, together with all related notes and schedules thereto (clauses (i) and (ii), collectively, the “Financial Statements”), each of which is attached as Section 3.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b) The audited consolidated balance sheet of the Group Companies as of December 31, 2022, and December 31, 2023 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for each of the periods then ended (and the notes thereto) (the “Closing Company Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(c) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

(d) The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects and the transactions reflected therein shall be bona fide transactions.

(e) Except as set forth in Section 3.4(e) of the Company Disclosure Schedule, since the incorporation of the Company, no Group Company has determined or otherwise received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

(f) Except as set forth on Section 3.4(f) of the Company Disclosure Schedule, none of the Group Companies has applied for or obtained a loan or second draw pursuant to the PPP. To the extent that any of the Group Companies has applied for relief under the CARES Act, it has done so in all material respects in accordance with the terms, conditions and other requirements of the CARES Act and guidance published by the agencies responsible for delivering such relief. Copies of all applications and, as applicable, evidence of repayment or forgiveness (with supporting documentation) for CARES Act relief have been made available to TortoiseCorp III.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent from any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Company Certificate of Merger, or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) Neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent (other than the Company Preferred Shares), cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above (other than with respect to Contracts governing Indebtedness), as would not have a Company Material Adverse Effect.

Section 3.6 Permits. Each of the Group Companies has all material Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted. Except as is not and would not reasonably be expected to be material to any Group Companies, (i) each material Permit has been duly and validly obtained by the applicable Group Company and is in full force and effect in accordance with its terms, (ii) no written notice of revocation, cancellation or termination of any material Permit has been received by any Group Company, (iii) to the knowledge of the Company, none of such material Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (iv) there are no Proceedings pending or threatened in writing that would reasonably be expected to result in the revocation, cancellation or termination of any such material Permit and (v) each Group Company is in compliance with all material Permits applicable to such Group Company. Each of the generating facilities owned or operated by a Group Company is registered with the Federal Energy Regulatory Commission as a “qualifying facility” as defined in 18 C.F.R. § 292.101(b)(1).

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a true and complete list of the following Contracts, other than this Agreement and the Ancillary Documents, to which a Group Company is a party or by which any of its properties or assets may be bound, subject or affected (each a “Material Contract”):

(i) any agreement which creates or imposes a non-contingent forward Liability to a non-Group Company greater than $1,000,000;

(ii) any Contract for the sale of electricity, capacity, ancillary services, or renewable energy credits with a value greater than $250,000;

(iii) any Contract with (A) a Significant Customer, other than those that, if breached or terminated by a party thereto, would not individually or in the aggregate materially impact the financial condition or results of operations or business of a Group Company, or (B) a Significant Supplier involving the purchase or sale of any inventory, goods or services with a value greater than $250,000;

(iv) any Contract with a Governmental Entity in which such Governmental Entity is a customer of, or receiving services from, any Group Company;

(v) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person (other than any Affiliates of the Company) in excess of $250,000;

(vi) any joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $250,000 over the life of the Contract;

(vii) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Pubco or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, in any material respect or that would so limit or purports to limit, in any material respect, Pubco or any of its Affiliates after the Closing;

(viii) any Contract with any Person (A) pursuant to which any Group Company (or Pubco or any of its Affiliates after the Closing) may be required to pay royalties or other contingent payments based on any research, development, sale, distribution or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any material Company Product or any material Company Owned Intellectual Property;

(ix) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets other than equipment to be incorporated into a project in the ordinary course of business or business of any other Person involving consideration in excess of $500,000 (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(x) any Contract that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xi) is otherwise material to any Group Company and outside of the ordinary course of business and not described in clauses (i) through (x) above; and

(xii) any commitment to enter into any Material Contract of the type described in clauses (i) through (xi) of this Section 3.7(a).

(b) True, correct and complete copies of the Material Contracts (including all material modifications, amendments and supplements thereto) have been delivered to or made available to TortoiseCorp III or its agents or representatives.

(c) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, and the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract.

(d) Since the Lookback Date, (i) no Group Company has received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any Material Contract and (ii) no Significant Customer has exercised its buy-out option under any power purchase agreement or similar Contract.

(e) To the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by the applicable Group Company or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 3.8 Absence of Changes. During the period beginning on December 31, 2022, and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly required by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of TortoiseCorp III if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iv), Section 5.1(b)(ix), Section 5.1(b)(x), Section 5.1(b)(xii), Section 5.1(b)(xv), Section 5.1(b)(xvi), Section 5.1(b)(xviii), Section 5.1(b)(xix), or Section 5.1(b)(xxiv) (to the extent related to any of the foregoing).

Section 3.9 Litigation. There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to any Group Company. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.10 Compliance with Applicable Law. Each Group Company (a) conducts (and for the last three (3) years has conducted) its business in compliance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any communication from any Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction) as of the date of the Original Business Combination Agreement. With respect to each material Employee Benefit Plan identified in the Company Disclosure Schedules, the Group Companies have provided TortoiseCorp III with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered, including, as applicable: (i) all current plan documents governing such plan and all amendments thereto (or, to the extent unwritten, a summary of its material terms); (ii) the current summary plan description and any summaries of material modifications thereto; (iii) the most recent annual report filed with the Internal Revenue Service (Form 5500-series) including all schedules and attachments thereto; (iv) each current related trust agreement or other funding arrangement (including insurance policies and stop loss insurance policies); (v) the most recent determination, advisory, or opinion letter from the Internal Revenue Service; and (vi) the most recent compliance testing results, including nondiscrimination testing, and (vii) all material, non-routine notices from or correspondence with any Governmental Entity relating to an Employee Benefit Plan received in the past three (3) years relating to any matter that has or could result in a material Liability to any Group Company.

(b) No Group Company has any Liability (including any Liability on behalf of any ERISA Affiliate) with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage. No Group Company has any Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Employee Benefit Plan (and each related trust, insurance Contract, or fund) has been maintained, funded and administered all material respects in compliance with its terms and with the applicable requirements of ERISA, the Code, and other applicable Laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received or may reasonably rely upon a favorable determination or opinion or advisory letter from the Internal Revenue Service, and nothing has occurred that could reasonably be expected to cause the loss of such qualification. None of the Group Companies has incurred (whether or not assessed) any penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d) There are no pending or, to the Company’s knowledge, threatened claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan. With respect to each Employee Benefit Plan, all material contributions, distributions, reimbursements and premium payments that are due have been timely made or accrued according to GAAP (to the extent applicable).

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement could not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.

(f) Each Employee Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code, and no amount under any such Employee Benefit Plan has been or is expected to be subject to any interest or additional Taxes imposed under Section 409A of the Code. The Group Companies have no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.

(g) No amount that could be received (whether in cash or property or the vesting of property) by any Person who could be a “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

Section 3.12 Environmental Matters.

(a) Each of the Group Companies are (and since the Lookback Date have been) in compliance in all material respects with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying in all material respects with all Permits required pursuant to Environmental Laws for the occupation of their facilities and the operation of their business.

(b) Each Permit required under Environmental Law for the development, design, construction, ownership, or operation of any projects in development by the Group Companies has been obtained by the Group Companies or, to the Company’s knowledge, will be obtained in due course and without unanticipated cost or adverse conditions prior to the time the same is required to be obtained under Environmental Law for the occupation of their facilities and the operation of their business, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(c) None of the Group Companies have received any notice, Order or communication from any Governmental Entity or any other Person regarding any material actual, alleged, or potential violation in any respect of, a failure to comply in any respect with, or Liability under, any Environmental Laws, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(d) There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company pursuant to Environmental Laws.

(e) There has been no manufacture, release, treatment, storage, disposal, arrangement for or permitting the disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances that has given or would give rise to any material Liability pursuant to Environmental Laws for any Group Company.

The Group Companies have made available to TortoiseCorp III copies of all environmental audits, assessments, reports and other material environmental, health and safety documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of all currently issued or pending Company Registered Intellectual Property as of the date of the Original Business Combination Agreement, including the (i) the record owner of such item, (ii) the jurisdictions in which such item has been issued or registered or filed, and (iii) the issuance, registration or application number and corresponding date, as applicable, for such item. There is no material unregistered Intellectual Property Rights owned by any Group Company, in each case, as of the date of this Agreement.

(b) As of the date of this Agreement, all necessary fees, maintenance, filings and renewals with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars as necessary to maintain such material Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies, in each case for any Intellectual Property Right, has been cancelled, abandoned, allowed to lapse or not renewed, except where the applicable Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement, no Group Company is currently in receipt of any written notice with respect to any alleged infringement or unlawful or improper use of any Intellectual Property Right owned or alleged to be owned by others. As of the date of this Agreement there are no Proceedings pending, including litigations, interference, re-examination, inter partes review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the material Company Registered Intellectual Property and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c) Each Group Company exclusively owns all right, title and interest in and to all Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), except for all non-exclusive licenses entered in the ordinary course of business consistent with past practice. For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. The applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company. For the avoidance of doubt, Continuum is offered under open-source licensing and thus, Company Owned Intellectual Property related to Continuum may be so affected by the open-source licensing.

(d) The Company has taken steps reasonable under the circumstances to maintain and protect all of the Intellectual Property Rights owned by the Company. No funding from any Governmental Entity or funding or facilities of a university, college, other educational institution or non-profit organization was used in the development of any Intellectual Property Rights owned by, or developed by or for a Group Company.

(e) Each Group Company has taken commercially reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by such Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure or such Person was bound under applicable Law to equivalent limitations. Since the Lookback Date, there has not been any violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession of each Group Company, or violation of any written obligations with respect to such trade secrets, know-how or confidential information.

(f) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any material respect the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property.

(g) Neither the conduct of the business of the Group Companies nor any of the current Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any valid Intellectual Property Rights of any other Person in any material respect.

(h) Since the Lookback Date, there is no Proceeding pending nor has any Group Company received any written charge, complaint, claim, demand, notice or other communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) claiming that any Group Company must take a license under or refrain from using any Intellectual Property Right or consider the applicability of any Intellectual Property Right to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property. Since the Lookback Date, no Group Company has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property.

(j) Each Group Company has obtained, possesses and is in material compliance with valid licenses to use all of the Software present on the Company IT Systems. Except with respect to open-source licensing of Continuum, no Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(k) The Company IT Systems and Company Data are in good working condition to effectively perform all information technology operations, are fully functional and operate and run in a reasonable and efficient business manner, and are reasonably sufficient in all material respects for the immediate needs of the Group Companies and Company Products, including as to capacity, scalability, and ability to meet current and anticipated peak volumes in a timely manner. Since the Lookback Date, there has been no failure, substandard performance, or any data loss involving any Company IT System that has caused a material disruption to the Group Companies. The Company IT Systems do not contain any malware or other processes or components intentionally designed to permit unauthorized access to, maliciously disable, encrypt or erase, or otherwise harm any Company IT Systems. Since the Lookback Date, the Group Companies have not received written notice of any audit in connection with any Material Contract pursuant to which they use any third-party Company IT System or Company Data.

(l) Except with respect to open-source licensing of Continuum, no Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a Company Product or is otherwise considered Company Owned Intellectual Property and that is distributed to Persons outside of the Group Companies or its employees or contractors, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with the marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements.

(m) Each item of Company Owned Intellectual Property or material Company Licensed Intellectual Property will be owned or available for use by an applicable Group Company immediately subsequent to the Closing on identical terms and conditions as such Company Owned Intellectual Property or Company Licensed Intellectual Property was owned or available for use by the Group Companies immediately prior to the Closing.

Section 3.14 Labor Matters.

(a) To their knowledge, none of the Group Companies has any material Liability for any past due wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses) to their current or former employees and independent contractors under applicable Law, Contract or company policy, or any fines, Taxes, interest, penalties or other sums for failure to pay or delinquency in paying such compensation in a timely manner. Since the Lookback Date, (i) none of the Group Companies has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.

(b) Since the Lookback Date, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(c) No Group Company is a party to or bound by any CBAs nor to the knowledge of the Company is there any duty on the part of any Group Company to bargain or consult with, or provide notice or information to, any labor organization, labor union, works council or other employee representative (each a “Union”) which is representing any employee of the Group Companies, or any applicable labor tribunal, in connection with the execution of this Agreement or the transactions contemplated by this Agreement. There are no CBAs or any other labor-related agreements or arrangements that pertain to any of the employees of the Group Companies; and no employees of any Group Company are represented by a Union. Since the Lookback Date, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. In the past five (5) years, no labor union, works council, other labor organization, or group of employees of the Group Companies has made a demand for recognition, and there are no representation proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Company’s knowledge, since the Lookback Date, there have been no pending or threatened labor organizing activities with respect to any employees of any Group Company.

(d) To the knowledge of Company, the Group Companies are and for the last three years have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of I-9s for all employees and the proper confirmation of employee visas), harassment, discrimination and retaliation, disability rights or benefits, equal opportunity (including compliance with any affirmative action plan obligations), plant closures and layoffs (including WARN), COVID-19, workers’ compensation, labor relations, employee leave issues, and unemployment insurance.

(e) To the Company’s knowledge, no current or former employee or independent contractor of any Group Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) owed to any Group Company; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the applicable Group Company.

(f) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred within the past six (6) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related liability with respect to, arising out of or in connection with COVID-19.

(g) To the Company’s knowledge, no executive officer or senior or management-level employee of any of the Group Companies has given notice of termination of employment or otherwise disclosed plans to terminate employment with any of the Group Companies within the twelve (12) month period following the date hereof. No officer, director, executive, employee, contractor or agent of the Group Companies has been accused in writing or, to the Company’s knowledge, orally, of any sexual harassment, sexual assault, other similar misconduct or sexual discrimination or other discrimination, retaliation or related policy violation allegation in connection with his or her employment or engagement with the Group Companies or otherwise during the last five (5) years.

Section 3.15 Insurance. Section 3.14(g) of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of the Original Business Combination Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to TortoiseCorp III. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.16 Tax Matters.

(a) Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) No Group Company is currently the subject of a Tax audit or examination with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case, with respect to material Taxes.

(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Group Company, which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(i) No Group Company (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract (other than any Contract the primary subject matter of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation or to a Tax Return filing requirement by that jurisdiction, which claims have not been resolved or withdrawn.

(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements or arrangements (other than one that is included in a Contract entered into in the ordinary course of business the primary subject matter of which does not relate to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Each Group Company is tax resident only in its jurisdiction of formation.

(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) No Group Company will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, made on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount or deferred revenue received on or prior to the Closing Date (other than deferred revenue or prepaid amounts collected by the Company in the ordinary course of business); or (vi) election described in Section 108(i) of the Code (or any successor federal provision or corresponding or similar provision of state, local or non-U.S. Law).

(o) No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission of any TortoiseCorp III Party or any of their respective Affiliates, in each case, occurring after the date of this Agreement and not contemplated by this Agreement and/or any of the Ancillary Documents, that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 3.17 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. Section 3.18(a) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) and description or parcel ID of each parcel of Owned Real Property as of the date of Original Business Combination Agreement. With respect to each such parcel of Owned Real Property, (i) the applicable Group Company has good, valid and marketable indefeasible fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) to the extent in Group Company’s possession, the Company has delivered or made available to TortoiseCorp III true, complete and correct copies of the deeds and other instruments (as recorded) by which the applicable Group Company acquired such Owned Real Property, and copies of all title insurance policies in the possession of the Group Company and relating to the Owned Real Property, (iii) except as set forth in Section 3.18(a) of the Company Disclosure Schedules, no Group Company has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof as of the date of the Original Business Combination Agreement, and (iv) other than the right granted pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list of all Real Property Leases for Leased Real Property, including the date and name of the parties to such Real Property Lease document as of the date of the Original Business Combination Agreement. True and complete copies of all such Real Property Leases have been made available to TortoiseCorp III (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases. Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, no Group Company has subleased, licensed, or otherwise granted any Person the right to use or occupy the Leased Real Property, or any portion thereof, subject to such Real Property Lease as of the date Original Business Combination Agreement.

(c) Real Property Used in the Business. The Owned Real Property identified in Section 3.18(a) and the Leased Real Property identified in Section 3.18(b) of the Company Disclosure Schedules, comprise all of the material real property used or intended to be used in, or otherwise related to, the Group Companies’ business.

(d) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and tangible properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, including all buildings, structures, improvements, and fixtures located on any Leased Real Property which are owned by any of the Group Companies, free and clear of all Liens except for Permitted Liens, except for assets disposed of in the ordinary course of business and equipment assets less than $100,000.00 financed in the normal course of business, and except as set forth on Section 3.18(d) of the Company Disclosure Schedules.

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts over $25,000 as of the date of Original Business Combination Agreement between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equity holder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Shareholder’s status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). Except as set forth on Section 3.19 of the Company Disclosure Schedules, no Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of any Group Company or (C) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

Section 3.20 Data Privacy and Security.

(a) Each Group Company does not knowingly collect or process Personal Data contrary to law, to each Group Company’s knowledge. The Company has safeguards in place that are sufficient to protect Personal Data and confidential information in the Company’s possession or control from unauthorized access by third Persons and to ensure that the operation of the businesses of each Group Company (including with respect to employee matters) are in compliance with all Privacy and Security Requirements in all material respects.

(b) There are no pending Proceedings, nor has there been any Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Entity or (iv) any regulatory or self-regulatory entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company is in violation of any applicable Privacy Laws.

(c) Since the Lookback Date, (i) there has been no material unauthorized access, use, acquisition or disclosure of Personal Data, or confidential business information in the possession or control of any Group Company or, to the Company’s knowledge, any third party service provider on behalf of any Group Company, and (ii) to the Company’s knowledge, there have been no unauthorized intrusions into or Security Breaches of any Group Company systems networks, communication equipment or other technology necessary for the operations of the Group Companies’ business. The Group Companies have not experienced any material successful unauthorized access to, use or modification of, or interference with Company IT Systems since the Lookback Date and none of the Group Companies is aware of any written or, to the knowledge of the Company, oral notices or complaints from any Person regarding such a Security Breach or incident. None of the Group Companies has received any written complaints, claims, demands, inquiries or other notices, including a notice of investigation, from any Person (including any Governmental Entity or self-regulatory authority) regarding any of the Group Companies’ Processing of Personal Data or compliance with applicable Privacy and Security Requirements. Since the Lookback Date, none of the Group Companies have provided or have been obligated to provide notice under any Privacy and Security Requirements to regarding any Security Breach or unauthorized access to or use of any Company IT System or Personal Data.

(d) Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. The Group Companies have a sufficient number of license seats for all Software included in the Company IT Systems.

(e) The Group Companies are and have been in compliance in all material respects with all applicable Privacy and Security Requirements since the Lookback Date.

(f) The Group Companies have implemented reasonable physical, technical and administrative safeguards to protect the privacy, operation, confidentiality, integrity and security of all Company IT Systems and Personal Data in their possession or control from unauthorized access by any Person, including each of the Group Companies’ employees and contractors.

Section 3.21 Customers and Suppliers.

(a) Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, the Group Companies have no outstanding material disputes concerning its products and/or services with any customer who was one of the 10 largest customers of or to the Group Companies in the year ended December 31, 2022 (each, a “Significant Customer”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer. Each Significant Customer is listed on Section 3.21(a) of the Company Disclosure Schedule. No Significant Customer has communicated in writing that it does not intend to continue as a customer of the applicable Group Company after the Closing or that it intends to terminate or materially modify existing Contracts with the applicable Group Company, nor does the Company have any knowledge of any Significant Customer’s intent to discontinue its relationship or materially modify or reduce existing Contracts.

(b) Except as set forth on Section 3.21(b) of the Company Disclosure Schedule, the Group Companies have no outstanding material disputes concerning products and/or services provided by any supplier or partner who either, (i) in the year ended December 31, 2022, was one of the 10 largest suppliers of products and/or services to or partner of the Company, based on amounts paid or payable with respect to such period (each, a “Significant Supplier”) or (ii) is a material data provider. Each Significant Supplier is listed on Section 3.21(b) of the Company Disclosure Schedule. The Group Companies have not received any information from any Significant Supplier that such supplier shall not continue as a supplier to the applicable Group Company after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the applicable Group Company.

Section 3.22 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, in the past five (5) years, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of comprehensive Sanctions and Export Control Laws; (iii) an entity fifty percent (50%) or more-owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)—(iii), in each case in violation of applicable Sanctions and Export Control Laws.

(b) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate for any improper purpose or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment, in each case in violation of any applicable Anti-Corruption Laws.

(c) To the Company’s knowledge, neither the Group Companies nor any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has been, in the past five (5) years, the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to any Anti-Corruption Laws or Sanctions and Export Control Laws.

Section 3.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing TortoiseCorp III Holders or at the time of the TortoiseCorp III Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.24 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, TortoiseCorp III Parties and (ii) it has been furnished with or given access to such documents and information about TortoiseCorp III Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of TortoiseCorp III Party, any TortoiseCorp III Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the TortoiseCorp III Parties, any TortoiseCorp III Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY TORTOISECORP III PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY TORTOISECORP III PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY TORTOISECORP III PARTY OR ANY TORTOISECORP III NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY TORTOISECORP III PARTY OR ANY TORTOISECORP III NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE TORTOISECORP III

PARTIES

Subject to Section 8.8, except as set forth on the TortoiseCorp III Disclosure Schedules, or except as set forth in any TortoiseCorp III SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each TortoiseCorp III Party hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification. Each TortoiseCorp III Party is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).

Section 4.2 Authority. Each TortoiseCorp III Party has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the TortoiseCorp III Shareholder Approval, and the approvals and consents to be obtained by Pubco and the Merger Subs pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a TortoiseCorp III Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such TortoiseCorp III Party. This Agreement has been and each Ancillary Document to which a TortoiseCorp III Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such TortoiseCorp III Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such TortoiseCorp III Party (assuming this Agreement has been and the Ancillary Documents to which such TortoiseCorp III Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such TortoiseCorp III Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any TortoiseCorp III Party with respect to such TortoiseCorp III Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of NYSE to permit the TortoiseCorp III Common Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on NYSE, (iv) such filings and approvals required in connection with the Domestication, (v) filing of the TRTL Certificate of Merger, (vi) the approvals and consents to be obtained by Pubco and the Merger Subs pursuant to Section 5.9, (vii) the TortoiseCorp III Shareholder Approval or (viii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a TortoiseCorp III Material Adverse Effect.

(b) Neither the execution, delivery or performance by any TortoiseCorp III Party of this Agreement nor the Ancillary Documents to which such TortoiseCorp III Party is or will be a party nor the consummation by any TortoiseCorp III Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of such TortoiseCorp III Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which such TortoiseCorp III Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which such TortoiseCorp III Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of such TortoiseCorp III Party, except in the case of clauses (ii) through (iv) above, as would not have an TortoiseCorp III Material Adverse Effect.

Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the TortoiseCorp III Disclosure Schedules (which fees shall be the sole responsibility of TortoiseCorp III, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any TortoiseCorp III Party for which TortoiseCorp III Party has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of the TortoiseCorp III Parties expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing TortoiseCorp III Holders or at the time of the TortoiseCorp III Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Capitalization of the TortoiseCorp III Parties.

(a) Section 4.6(a) of the TortoiseCorp III Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding TortoiseCorp III Shares and the TortoiseCorp III Warrants as of the Original Business Combination Agreement. All outstanding Equity Securities of TortoiseCorp III (except to the extent such concepts are not applicable under the applicable Law of TortoiseCorp III’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) prior to the consummation of the Mergers have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of TortoiseCorp III and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing

Documents of TortoiseCorp III or under this Agreement or the Ancillary Documents) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the TortoiseCorp III Shares and TortoiseCorp III Warrants set forth on Section 4.6(a) of the TortoiseCorp III Disclosure Schedules (taking into account, any changes or adjustments to the TortoiseCorp III Shares and the TortoiseCorp III Warrants as a result of, or to give effect to, the Domestication and assuming that no TortoiseCorp III Shareholder Redemptions are effected and none of the Company Earnout Shares have been issued), immediately prior to Closing, there shall be no other outstanding Equity Securities of TortoiseCorp III.

(b) Prior to giving effect to the Mergers, Pubco is authorized to issue 1,000 Pubco Common Shares, of which 1,000 shares are issued and outstanding, and all of which are owned by TortoiseCorp III. Prior to giving effect to the transactions contemplated by this Agreement, other than Pubco, and the indirect ownership of TRTL Merger Sub and Company Merger Sub, TortoiseCorp III does not have any Subsidiaries or own any equity interests in any other Person.

(c) Prior to giving effect to the Company Merger, Company Merger Sub is authorized to issue 1,000 shares of Company Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by Pubco. Prior to giving effect to the TRTL Merger, TRTL Merger Sub is authorized to issue 1,000 shares of TRTL Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by Pubco. Prior to giving effect to the transactions contemplated by this Agreement, other than the Merger Subs, Pubco does not have any Subsidiaries or own any equity interests in any other Person.

(d) Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and TortoiseCorp III, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any TortoiseCorp III Party, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and TortoiseCorp III, there is no obligation of any TortoiseCorp III Party, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of any TortoiseCorp III Party.

(e) Section 4.6(d) of the TortoiseCorp III Disclosure Schedules sets forth as of the date of the Original Business Combination Agreement a list of: (i) its Subsidiaries and (ii) any Equity Securities it owns, directly or indirectly, in any Person.

(f) Section 4.6(e) of the TortoiseCorp III Disclosure Schedules sets forth as of the date of the Original Business Combination Agreement a list of (i) all Indebtedness for borrowed money of TortoiseCorp III, including the principal amount of such Indebtedness, the outstanding balance, and the debtor and the creditor thereof and (ii) a good faith estimate of the aggregate amount of all other TortoiseCorp III Liabilities (including all such liabilities with respect to any business combinations or financing transactions contemplated by TortoiseCorp III other than the transactions contemplated by this Agreement).

Section 4.7 SEC Filings. TortoiseCorp III has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “TortoiseCorp III SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional TortoiseCorp III SEC Reports”). Each of the TortoiseCorp III SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional TortoiseCorp III SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the TortoiseCorp III SEC Reports or the Additional TortoiseCorp III SEC Reports (for purposes of the Additional TortoiseCorp III SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the TortoiseCorp III SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional TortoiseCorp III SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the TortoiseCorp III SEC Reports.

Section 4.8 Trust Account. As of February 7, 2024, TortoiseCorp III has an amount in cash in the Trust Account equal to at least $184,117,000. The funds held in the Trust Account are held in trust pursuant to that certain Investment Management Trust Agreement, dated as of July 19, 2021 (the “Trust Agreement”), between TortoiseCorp III and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the TortoiseCorp III SEC Reports to be inaccurate in any material respect or, to TortoiseCorp III’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing TortoiseCorp III Holders who shall have elected to redeem their TortoiseCorp III Class A Shares pursuant to the Governing Documents of TortoiseCorp III or (iii) if TortoiseCorp

III fails to complete a business combination within the allotted time period set forth in the Governing Documents of TortoiseCorp III and liquidates the Trust Account, subject to the terms of the Trust Agreement, TortoiseCorp III (in limited amounts to permit TortoiseCorp III to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of TortoiseCorp III) and then the Pre-Closing TortoiseCorp III Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of TortoiseCorp III and the Trust Agreement. TortoiseCorp III has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of TortoiseCorp III, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since July 19, 2021, TortoiseCorp III has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing TortoiseCorp III Holders who have elected to redeem their TortoiseCorp III Class A Shares pursuant to the Governing Documents of TortoiseCorp III, each in accordance with the terms of and as set forth in the Trust Agreement, TortoiseCorp III shall have no further obligation under either the Trust Agreement or the Governing Documents of TortoiseCorp III to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9 Transactions with Affiliates. Section 4.9 of the TortoiseCorp III Disclosure Schedules sets forth all Contracts between (a) TortoiseCorp III, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either TortoiseCorp III or the Sponsor, on the other hand (each Person identified in this clause (b), a “TortoiseCorp III Related Party”), other than (i) Contracts with respect to a TortoiseCorp III Related Party’s employment with, or the provision of services to, TortoiseCorp III entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts with respect to a Pre-Closing TortoiseCorp III Holder’s or a holder of TortoiseCorp III Warrants’ status as a holder of TortoiseCorp III Shares or TortoiseCorp III Warrants, as applicable, and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.9 or entered into in accordance with Section 5.9. Except as set forth on Section 4.9 of the TortoiseCorp III Disclosure Schedules, no TortoiseCorp III Related Party (A) owns any interest in any material asset used in the business of TortoiseCorp III, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of TortoiseCorp III or (C) owes any material amount to, or is owed any material amount by, TortoiseCorp III. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “TortoiseCorp III Related Party Transactions”.

Section 4.10 Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to TortoiseCorp III’s knowledge, threatened against any TortoiseCorp III Party that, if adversely decided or resolved, would be material to the TortoiseCorp III Parties, taken as a whole. None of the TortoiseCorp III Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any TortoiseCorp III Party pending against any other Person.

Section 4.11 Compliance with Applicable Law. Each TortoiseCorp III Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a TortoiseCorp III Material Adverse Effect.

Section 4.12 Business Activities.

(a) Since its incorporation, TortoiseCorp III has not conducted any business activities other than activities (i) in connection with or incidental or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incidental or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in TortoiseCorp III’s Governing Documents, there is no Contract binding upon any TortoiseCorp III Party or to which any TortoiseCorp III Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b) Pubco and each Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and none of Pubco or the Merger Subs has engaged in any activities or business, other than those incidental or related to or incurred in connection with its incorporation or continuing corporate existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.13 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of TortoiseCorp III’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) TortoiseCorp III has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of TortoiseCorp III’s financial reporting and the preparation of TortoiseCorp III’s financial statements for external purposes in accordance with GAAP and (ii) TortoiseCorp III has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to TortoiseCorp III is made known to TortoiseCorp III’s principal executive officer and principal financial officer by others within TortoiseCorp III.

(b) TortoiseCorp III has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, TortoiseCorp III has complied in all material respects with all applicable listing and corporate governance rules and regulations of NYSE. The classes of securities representing issued and outstanding TortoiseCorp III Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE. As of the date of this Agreement, there is no material Proceeding pending or, to the knowledge of TortoiseCorp III, threatened against TortoiseCorp III by NYSE or the SEC with respect to any intention by such entity to deregister TortoiseCorp III Class A Shares or prohibit or terminate the listing of TortoiseCorp III Class A Shares on NYSE. TortoiseCorp III has not taken any action that is designed to terminate the registration of TortoiseCorp III Class A Shares under the Exchange Act.

(d) The TortoiseCorp III SEC Reports contain true and complete copies of the applicable TortoiseCorp III Financial Statements. The TortoiseCorp III Financial Statements (i) fairly present in all material respects the financial position of TortoiseCorp III as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited TortoiseCorp III Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) TortoiseCorp III has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for TortoiseCorp III’s and its Subsidiaries’ assets. TortoiseCorp III maintains and, for all periods covered by the TortoiseCorp III Financial Statements, has maintained books and records of TortoiseCorp III in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of TortoiseCorp III in all material respects.

(f) Since its incorporation, TortoiseCorp III has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of TortoiseCorp III to TortoiseCorp III’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of TortoiseCorp III to TortoiseCorp III’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of TortoiseCorp III who have a significant role in the internal controls over financial reporting of TortoiseCorp III.

Section 4.14 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the TortoiseCorp III Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the TortoiseCorp III Disclosure Schedules), (c) that are incurred in connection with or incidental or related to a TortoiseCorp III Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.10(d) or incurred in accordance with Section 5.10(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the TortoiseCorp III Financial Statements included in the TortoiseCorp III SEC Reports, none of the TortoiseCorp III Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15 Tax Matters.

(a) TortoiseCorp III has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and TortoiseCorp III has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) TortoiseCorp III has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) TortoiseCorp III is not currently the subject of a Tax audit or examination with respect to material Taxes. TortoiseCorp III has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case, with respect to material Taxes.

(d) TortoiseCorp III has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any TortoiseCorp III Party, which agreement or ruling would be effective after the Closing Date.

(f) None of the TortoiseCorp III Parties is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) Each TortoiseCorp III Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(h) None of the TortoiseCorp III Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that would reasonably be expected to prevent the Mergers or the Domestication from qualifying for the Intended Tax Treatment. To the knowledge of TortoiseCorp III, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Shareholder or any of their respective Affiliates, in each case, occurring after the date of this Agreement and not contemplated by this Agreement and/or any of the Ancillary Documents, that would reasonably be expected to prevent the Mergers or the Domestication from qualifying for the Intended Tax Treatment.

Section 4.16 Compliance with International Trade & Anti-Corruption Laws.

(a) Since the Lookback Date, neither TortoiseCorp III nor, to TortoiseCorp III’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of comprehensive Sanctions and Export Control Laws; (iii) an entity fifty percent (50%) or more-owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)—(iii), in each case in violation of applicable Sanctions and Export Control Laws.

(b) Since the Lookback Date, neither TortoiseCorp III nor, to TortoiseCorp III’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person; (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate for any improper purpose or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 4.17 Investigation; No Other Representations.

(a) Each TortoiseCorp III Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each TortoiseCorp III Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each TortoiseCorp III Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.18 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING AND THE ANCILLARY DOCUMENTS, NONE OF THE TORTOISECORP III PARTIES, ANY TORTOISECORP III NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH TORTOISECORP III PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY TORTOISECORP III PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY TORTOISECORP III PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH TORTOISECORP III PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR

OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY TORTOISECORP III PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY TORTOISECORP III PARTY, ANY TORTOISECORP III NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) or Section 5.1(b) of the Company Disclosure Schedules, or as consented to in writing by TortoiseCorp III (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations and goodwill of the Group Companies, taken as a whole and (iii) use commercially reasonable efforts to maintain all insurance policies of the Group Companies, or substitutes therefor.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by TortoiseCorp III (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii)(A), Section 5.1(b)(iv), Section 5.1(b)(xii), Section 5.1(b)(xiv), Section 5.1(b)(xv), Section 5.1(b)(xvi), Section 5.1(b)(xvii), (xviii), or (xxiv) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities (other than the Series A Preferred Dividend as such Series A Preferred Dividend is required to be paid pursuant to the Company’s Governing Documents) of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof, except, in each case, for acquisitions whose aggregate consideration (for all such acquisitions) is not greater than $500,000;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Shareholders Agreement;

(iv) (A) sell, assign, abandon, lease, license or otherwise dispose of any material assets or material properties of any Group Company, other than inventory or obsolete equipment or grants by any Group Company of non-exclusive rights in Intellectual Property Rights, in each case in the ordinary course of business, or (B) create, subject to or incur any Lien on any material assets or properties of any Group Company (other than Permitted Liens);

(v) transfer, issue, sell, grant, pledge or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of Company Shares in connection with the Crossover Financing;

(vi) incur, create or assume any Indebtedness for borrowed money, other than (A) ordinary course trade payables; (B) any Permitted Financing and (C) Indebtedness for working capital for fleet or working capital requirements incurred in the ordinary course of business;

(vii) (A) other than in the ordinary course of business consistent with past practice, amend, modify, cancel, repay or redeem any Indebtedness held by the Company or waive any such rights or (B) (i) fail to comply with the terms of Contracts relating to any Indebtedness for borrowed money and (ii) fail to promptly notify TortoiseCorp III of any default or event of default under any such Contracts;

(viii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans, guarantees or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(ix) except (x) as otherwise required by Law (it being understood and agreed, for the avoidance of doubt, that in no event shall the exception in this clause or (y) be deemed or construed as permitting any Group Company to take any action that is prohibited by any other provision of this Section 5.1(b)), (A) amend, modify, adopt, enter into or terminate any Employee Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement (excluding any renewals of Employee Benefit Plans and any termination of and subsequent adoption of or entering into a new Employee Benefit Plan substantially similar to the terminated Employee Benefit Plan), (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure, noninterference, nondisparagement or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (E) implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate WARN, or (F) (i) negotiate, modify, enter into, amend or extend any CBA or (ii) reorganize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries and the bargaining representative for any employees of the Group Companies;

(x) make, change or revoke any material election concerning Taxes, enter into any material closing (or similar) agreement, settle or compromise any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(xi) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $1,000,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or TortoiseCorp III or any of its Affiliates after the Closing);

(xii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xiii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xv) make any Change of Control Payment that is not set forth on Section 3.2(f) of the Company Disclosure Schedules;

(xvi) (A) amend, modify or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms, or any amendment or modification to a Material Contract identified in subsections (ii) through (v) of Schedule 3.7(a) of the Company Disclosure Schedules and done in the ordinary course of business), (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that would constitute a Material Contract (excluding any Contracts for new projects of the Company in business lines that the Company was engaged in prior to the date of the Original Business Combination Agreement);

(xvii) enter into, renew, modify or revise any Company Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Company Related Party Transaction), other than any Permitted Financing;

(xviii) enter into any material new line of business outside of the business currently conducted by the Group Companies as of the date hereof (it being understood that this Section 5.1(b)(xviii) shall not restrict the Company from extending its business into new geographies);

(xix) make capital expenditures that are in the aggregate greater than $5,000,000, except to the extent such expenditures are specifically described on Section 5.1(b)(xix) of the Company Disclosure Schedule and except for any project related expenses of the Company incurred in the ordinary course of business consistent with past practice, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xx) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Group Companies;

(xxi) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment; or

(xxii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1(b).

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give TortoiseCorp III, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.

Section 5.2 Efforts to Consummate; Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, and (ii) and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, Pubco)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall pay fifty percent (50%) of the HSR Act filing fee and the filing fee with the Federal Communications Commission; provided, further, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly following the date of this Agreement, and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. TortoiseCorp III shall promptly inform the Company of any communication between any TortoiseCorp III Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform TortoiseCorp III of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of TortoiseCorp III and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with TortoiseCorp III’s and the Company’s prior written consent. Nothing in this Section 5.2 shall obligate TortoiseCorp III or the Company to share copies of filings under the HSR Act.

(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the TortoiseCorp III Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any TortoiseCorp III Party) or TortoiseCorp III (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any TortoiseCorp III Party, the Company, or, in the case of the Company, TortoiseCorp III in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any TortoiseCorp III Party, the Company, or, in the case of the Company, TortoiseCorp III, the opportunity to attend and participate in such meeting or discussion.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, TortoiseCorp III, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of TortoiseCorp III, any of the TortoiseCorp III Parties or any of their respective Representatives (in their capacity as a representative of a TortoiseCorp III Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of the Company or any Group Company). TortoiseCorp III and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, TortoiseCorp III shall, subject to and without limiting the covenants and agreements, and the rights of the Company, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation brought against TortoiseCorp III, any of the TortoiseCorp III Parties or any of their respective Representatives, and the Company shall, subject to and without limiting the covenants and agreements, and the rights of TortoiseCorp III, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation brought against the Company, any Group Company or any of their respective Representatives; provided, however, that until the earlier of the Closing or termination of this Agreement in accordance with its terms, in no event shall the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of TortoiseCorp III or, following the Closing, the Sponsor (in each case, not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for TortoiseCorp III or, following the Closing, the Sponsor to withhold, condition or delay its consent if any such settlement or compromise (A) prejudices the rights or defenses of any TortoiseCorp III Related Party or Representative thereof that is and remains party to such Transaction Litigation and any such TortoiseCorp III Related Party does not receive a legally binding, full, unconditional and irrevocable release, (B) provides for (x) the payment of cash any portion of which is directly payable by TortoiseCorp III (other than following the Closing), any TortoiseCorp III Related Party or Representative thereof, unless TortoiseCorp III, such TortoiseCorp III Related Party or Representative thereof, as applicable, has consented in writing to such provision or (y) any non-monetary, injunctive, equitable or similar relief against TortoiseCorp III (other than following the Closing) or any TortoiseCorp III Related Party or any of their respective Representatives or (C) contains an admission of wrongdoing or Liability by TortoiseCorp III (other than following the Closing) or an TortoiseCorp III Related Party or any of its or their Representatives). Without limiting the generality of the foregoing, in no event shall TortoiseCorp III, any of the TortoiseCorp III Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference and under which each Group Company agrees to be bound; provided, that notwithstanding anything to the contrary in the Confidentiality Agreement, TortoiseCorp III hereby acknowledges and agrees that the Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby or hereby. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall provide, or cause to be provided, to TortoiseCorp III and its Representatives (x) upon reasonable advance written notice, during normal business hours reasonable access to the properties, projects, directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies) and (y) with complete copies of all internal financial reports of the Company and its Subsidiaries prepared by the Company in the ordinary course of business promptly after completion of such reports. Notwithstanding the foregoing, none of the Group Companies shall be required to provide to TortoiseCorp III or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and TortoiseCorp III, any TortoiseCorp III Party, any TortoiseCorp III Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, TortoiseCorp III shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the TortoiseCorp III Parties (in a manner so as to not interfere with the normal business operations of the TortoiseCorp III Parties). Notwithstanding the foregoing, TortoiseCorp III shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any TortoiseCorp III Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any TortoiseCorp III Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any TortoiseCorp III Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), TortoiseCorp III shall use, and shall cause the other TortoiseCorp III Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a TortoiseCorp III Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that TortoiseCorp III shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of, prior to the Closing, the Company and TortoiseCorp III or, after the Closing, Pubco; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any TortoiseCorp III Party, or TortoiseCorp III, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with Pubco and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this

Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Sponsor and its respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities, provided that the recipients of such information are subject to customary confidentiality obligations prior to the receipt of such information.

(b) The Parties acknowledge that the initial press release concerning the Original Business Combination Agreement and the transactions contemplated thereby was a joint press release in the form agreed by the Company and TortoiseCorp III prior to the execution of the Original Business Combination Agreement and such initial press release (the “Signing Press Release”) was released promptly after the execution of the Original Business Combination Agreement. As promptly as practicable after the execution of this Agreement, TortoiseCorp III shall file a current report on Form 8-K (the “Signing Filing”) and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and TortoiseCorp III shall consider such comments in good faith. The Company, on the one hand, and TortoiseCorp III, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or TortoiseCorp III, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), TortoiseCorp III shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, including all information related to the Company and any financial statements required thereby. In connection with the preparation of each of the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters.

(a) Tax Treatment.

(i) The Parties intend that the Domestication shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and TortoiseCorp III shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to cause the Domestication to so qualify. The Parties intend that the Mergers collectively, constitute a transaction described in Section 351 of the Code, and each Party shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to cause the Mergers to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) Pubco, TortoiseCorp III, the Merger Subs, and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Mergers qualifying for the Intended Tax Treatment, and (B) in the case of TortoiseCorp III, the Domestication qualifying for the Intended Tax Treatment.

(iii) If, in connection with the preparation and filing of the Registration Statement/Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted, TortoiseCorp III and the Company shall deliver to Ellenoff Grossman & Schole LLP and Nelson Mullins Riley & Scarborough LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement/Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement/Proxy Statement, and, if required, TortoiseCorp III shall request Ellenoff Grossman & Schole LLP to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Domestication and, if required, the Company shall request Nelson Mullins Riley & Scarborough LLP to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Mergers.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or Tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any audit or Tax proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the Pre-Closing TortoiseCorp III Holders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of TortoiseCorp III’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F income” under Section 951 of the Code for such taxable period, and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(c) TortoiseCorp III Taxable Year. The Parties agree to treat the taxable year of TortoiseCorp III as ending on December 31 for U.S. federal income tax purposes.

(d) Transfer Taxes. The Company Surviving Subsidiary shall be responsible for any sales, use, real property transfer, stamp or other similar transfer Taxes imposed in connection with the Domestication, the Mergers or the other transactions contemplated by this Agreement.

Section 5.6 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and, with respect to clauses (iii) and (iv), the Company’s current or future parent entity, Affiliate, or Subsidiary, and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, seek, entertain, encourage (including by means of furnishing or disclosing information), facilitate, endorse, recommend, accept, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (whether formal or informal, written, oral or otherwise) with respect to a Company Acquisition Proposal; (ii) furnish or provide any non-public information or documents to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into, participate in or continue in any discussions or negotiations with any third party in connection with or related to, or approve, accept, or enter into any letter of intent, term sheet or Contract or other arrangement or understanding regarding, any Company Acquisition Proposal; (iv) prepare, submit, file or take any steps in connection with a public or other offering or sale of any Equity Securities of any Group Company (or any Affiliate, current or future parent entity or successor of any Group Company), including making any filings or confidential submissions to the SEC related thereto; (v) consummate any Company Acquisition Proposal or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) terminate, and cause each of its parent entities, Affiliates and Subsidiaries, and its and their Representatives to terminate, any and all existing discussions or negotiations with any Person or group of Persons other than TortoiseCorp III and its Affiliates regarding a Company Acquisition Proposal, (B) notify TortoiseCorp III promptly upon receipt of any Company Acquisition Proposal by any Group Company or Affiliate or any officer, director, equity holder, employee or other Representative, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and to provide a copy of any such Company Acquisition Proposal, if extended in writing, and (C) keep TortoiseCorp III reasonably informed on a current basis of any modifications to such offer or information.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the TortoiseCorp III Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a TortoiseCorp III Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a TortoiseCorp III Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding an TortoiseCorp III Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any TortoiseCorp III Party (or any Affiliate or successor of TortoiseCorp III); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. TortoiseCorp III agrees to (A) notify the Company promptly upon receipt of any TortoiseCorp III Acquisition Proposal by any TortoiseCorp III Party, and to describe the material terms and conditions of any such TortoiseCorp III Acquisition Proposal in reasonable detail (including the identity of any person or entity making such TortoiseCorp III Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.

Section 5.7 Preparation of Registration Statement/Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, Pubco, TortoiseCorp III and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either TortoiseCorp III or the Company, as applicable), and Pubco shall file with the SEC, the Registration Statement/Proxy Statement (it being understood that the Registration Statement/Proxy Statement shall include a proxy statement / prospectus of TortoiseCorp III which will be included therein as a prospectus and which will be used for the TortoiseCorp III Shareholders Meeting to adopt and approve (as applicable) the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by TortoiseCorp III’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE). Each of Pubco, TortoiseCorp III and the Company shall use its reasonable best efforts to (a) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements (audited and unaudited) of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC and to cause the Group Companies’ independent auditor to deliver the required audit opinions and consents); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. TortoiseCorp III, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of Pubco to the SEC or NYSE in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (i) such Party shall promptly inform, in the case of any TortoiseCorp III Party, the Company, or, in the case of the Company, TortoiseCorp III, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of TortoiseCorp III, the Company, or, in the case of the Company, TortoiseCorp III (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement/Proxy Statement; (iii) Pubco shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing TortoiseCorp III Holders. Pubco shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the

issuance of any stop order relating thereto or the suspension of the qualification of Pubco Shares for offering or sale in any jurisdiction, and each of Pubco, TortoiseCorp III and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, at the time the Registration Statement/Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 TortoiseCorp III Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, TortoiseCorp III shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold an extraordinary general meeting of its shareholders (the “TortoiseCorp III Shareholders Meeting”) in accordance with the Governing Documents of TortoiseCorp III, for the purposes of obtaining the TortoiseCorp III Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect an TortoiseCorp III Shareholder Redemption. TortoiseCorp III shall, through unanimous approval of its board of directors, recommend to its shareholders (the “TortoiseCorp III Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Domestication and the Mergers) (the “Business Combination Proposal”); (ii) the approval of the Domestication (the “Domestication Proposal”); (iii) the adoption and approval of the issuance of the Pubco Common Shares in connection with the transactions contemplated by this Agreement as required by NYSE listing requirements (the “NYSE Proposal”); (iv) the adoption and approval of the Pubco Certificate of Incorporation (the “Charter Proposal”) and the adoption and approval of the amendments to the Governing Documents of Pubco contemplated by the Pubco Certificate of Incorporation and the Pubco Bylaws (the “Governing Document Proposals”); (v) the adoption and approval of the Pubco Equity Incentive Plan (the “Equity Incentive Plan Proposal”); (vi) the election of directors to the Pubco Board as contemplated by Section 5.16; (vii) the adoption and approval of each other proposal that either the SEC or NYSE (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto; (viii) the adoption and approval of each other proposal reasonably agreed to by TortoiseCorp III and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ix) the adoption and approval of a proposal for the adjournment of the TortoiseCorp III Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (ix) together, the “Transaction Proposals”); provided, that TortoiseCorp III may postpone or adjourn the TortoiseCorp III Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the TortoiseCorp III Shareholder Approval, (B) for the absence of a quorum, or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that TortoiseCorp III has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing TortoiseCorp III Holders prior to the TortoiseCorp III Shareholders Meeting; provided that, without the consent of the Company, in no event shall TortoiseCorp III adjourn the TortoiseCorp III Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The TortoiseCorp III recommendation contemplated by the preceding sentence shall be included in the Registration Statement/Proxy Statement. Except as otherwise required by applicable Law, including if the failure to change, qualify, withdraw or otherwise modify the TortoiseCorp III Board’s recommendation (a “Change in Recommendation”) would be inconsistent with the directors’ fiduciary duties under applicable Law, in which case, the TortoiseCorp III Board may make such a Change in Recommendation, TortoiseCorp III covenants that none of the TortoiseCorp III Board or TortoiseCorp III nor any committee of the TortoiseCorp III Board shall change, qualify, withdraw or modify, or propose publicly or by formal action of the TortoiseCorp III Board, any committee of the TortoiseCorp III Board or TortoiseCorp III to change, qualify, withdraw or modify, in a manner adverse to the Company, the TortoiseCorp III Board Recommendation or any other recommendation by the TortoiseCorp III Board or TortoiseCorp III of the proposals set forth in the Registration Statement/Proxy Statement.

Section 5.9 Pubco and the Merger Subs Shareholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, TortoiseCorp III, as the sole shareholder of Pubco, will approve and adopt this Agreement, the Ancillary Documents to which Pubco is or will be a party and the transactions contemplated hereby and thereby (including the Mergers). As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, Pubco, as the sole shareholder of each of TRTL Merger Sub and Company Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which each of TRTL Merger Sub and Company Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).

Section 5.10 Conduct of Business of TortoiseCorp III. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, TortoiseCorp III shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the Domestication), as required by applicable Law, as set forth on Section 5.10 of the TortoiseCorp III Disclosure Schedules or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to, or waive any provisions of, the Trust Agreement, Warrant Agreement or the Governing Documents of any TortoiseCorp III Party or any of its Subsidiaries (other than in connection with an extension of TortoiseCorp III’s deadline to complete its initial Business Combination in accordance with TortoiseCorp III’s Governing Documents (a “Charter Extension Amendment”));

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of TortoiseCorp III or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of TortoiseCorp III or any of its Subsidiaries, as applicable (other than redemptions from the Trust Account that are required pursuant to TortoiseCorp III’s Governing Documents);

(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d) incur, create or assume any Indebtedness or other Liability, except for Indebtedness for borrowed money in an amount not to exceed $1,500,000 in the aggregate;

(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, TortoiseCorp III or any of its Subsidiaries;

(f) issue any Equity Securities of TortoiseCorp III or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of TortoiseCorp III or any of its Subsidiaries, other than issuances of TortoiseCorp III Warrants to the Sponsor for repayment of loans made by the Sponsor to TortoiseCorp III;

(g) enter into, renew, modify or revise any TortoiseCorp III Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a TortoiseCorp III Related Party Transaction), other than (x) loans made by the Sponsor to TortoiseCorp III and (y) issuances of TortoiseCorp III Warrants to the Sponsor for repayment of loans made by the Sponsor to TortoiseCorp III;

(h) enter into any new line of business outside of the business currently conducted by TortoiseCorp III and its Subsidiaries as of the date hereof;

(i) make, change or revoke any material election concerning Taxes, enter into any material closing (or similar) agreement, settle or compromise any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(l) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment; or

(m) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any TortoiseCorp III Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any TortoiseCorp III Party from using the funds held by TortoiseCorp III outside the Trust Account to pay any TortoiseCorp III Expenses or TortoiseCorp III Liabilities or from otherwise distributing or paying over any funds held by TortoiseCorp III outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.11 NYSE Listing. Each of Pubco and TortoiseCorp III shall use its reasonable best efforts to cause: (a) Pubco’s initial listing application with NYSE in connection with the transactions contemplated by this Agreement to have been approved; (b) TortoiseCorp III to satisfy all applicable continuing listing requirements of NYSE and Pubco to satisfy all applicable initial listing requirements of NYSE; and (c) the Pubco Common Shares issuable in accordance with this Agreement, including the Domestication and the Mergers, to be approved for listing on NYSE (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time. For the avoidance of doubt, no amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of any TortoiseCorp III Party or any of its Subsidiaries that are adverse to TortoiseCorp III, the Sponsor or Sponsor’s Affiliates in any material respect shall be required for TortoiseCorp III to satisfy the conditions set forth in this Section 5.11.

Section 5.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, TortoiseCorp III shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of TortoiseCorp III pursuant to the TortoiseCorp III Shareholder Redemption, (B) pay the amounts due to the underwriters of TortoiseCorp III’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement, if applicable, and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to TortoiseCorp III in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13 Transaction Support Agreements; Company Shareholder Approval; Private Placement Warrants Termination Agreement.

(a) The Company has delivered to TortoiseCorp III the Transaction Support Agreement duly executed by each Supporting Company Shareholder. As promptly as reasonably practicable (and in any event within seven calendar days) following the date of this Agreement (the “Transaction Support Agreement Deadline”), the Company shall deliver, or cause to be delivered, to TortoiseCorp III the amendment to the Transaction Support Agreement duly executed by each Supporting Company Shareholder.

(b) As promptly as reasonably practicable (and in any event within two Business Days) following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act (the “Company Shareholder Written Consent Deadline”), the Company shall obtain and deliver to TortoiseCorp III a true and correct copy of a written consent (in form and substance reasonably satisfactory to TortoiseCorp III) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) that is duly executed by the Company Shareholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents and the Company Shareholders Agreement (the “Company Shareholder Written Consent”). The Company, through its board of directors, shall recommend to the holders of Company Shares the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Mergers).

(c) Reserved.

(d) As promptly as reasonably practicable (and in any event prior to the earlier of (x) the time at which the Company delivers the Allocation Schedule to TortoiseCorp III pursuant to Section 2.3 or (y) the time at which the Company is required to deliver to the Allocation Schedule to TortoiseCorp III pursuant to Section 2.3), the Company shall either (i) obtain and deliver to TortoiseCorp III a true and correct copy of a written consent (in form and substance reasonably satisfactory to TortoiseCorp III) approving the Allocation Schedule (and calculations and determinations therein) that is duly executed by the Company Shareholders holding the requisite number of Company Shares required to approve such matter in accordance with the DGCL, the Company’s Governing Documents, the Company Shareholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares or (ii) amend or otherwise modify, or cause to be amended or otherwise modified, the Governing Documents of the Company, the Company Shareholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares, in each case, solely to the extent necessary for the Allocation Schedule (and the calculations and determinations therein) to comply with clause (C) of Section 2.3 and otherwise in a form and substance reasonably satisfactory to TortoiseCorp III.

(e) As promptly as reasonably practicable following the date of this Agreement, TortoiseCorp III shall deliver, or cause to be delivered, to the Company, in a form reasonably acceptable to the Company, an agreement to terminate the Hennessy Warrants (the “Private Placement Warrants Termination Agreement”) duly executed by Sponsor and Hennessy.

Section 5.14 TortoiseCorp III Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each TortoiseCorp III Party, as provided in the applicable TortoiseCorp III Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Pubco will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Pubco shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable TortoiseCorp III Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of Pubco’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any TortoiseCorp III Party (the “TortoiseCorp III D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such TortoiseCorp III D&O Person was a director or officer of any TortoiseCorp III Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) TortoiseCorp III shall not have any obligation under this Section 5.14 to any TortoiseCorp III D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such TortoiseCorp III D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) For a period of six (6) years after the Effective Time, Pubco shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the TortoiseCorp III Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under TortoiseCorp III’s directors’ and officers’ liability insurance policies as of the date of this Agreement. Alternatively, TortoiseCorp III may purchase, at or prior to the Closing, and Pubco shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, an extended reporting period or tail insurance policy that affords coverage which is no less favorable in the aggregate to the insured than the coverage provided under TortoiseCorp III’s directors’ and officers’ liability insurance policies as of the date of this Agreement. In either event, Pubco shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by TortoiseCorp III prior to the date of this Agreement and, in such event, Pubco shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by TortoiseCorp III prior to the date of this Agreement.

(d) If Pubco or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Pubco shall assume all of the obligations set forth in this Section 5.14.

(e) The TortoiseCorp III D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Pubco.

Section 5.15 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Pubco will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Pubco shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of Pubco, TortoiseCorp III or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company, Pubco and TortoiseCorp III shall use commercially reasonable efforts to ensure that the directors’ and officers’ liability insurance of Pubco from and after the Closing will provide directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. If Pubco is unable to secure such coverage under its directors’ and officers’ liability insurance then the Company may purchase, at or prior to the Closing, and Pubco shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, TortoiseCorp III, Pubco or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, TortoiseCorp III, Pubco or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.

(d) If Pubco or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Pubco shall assume all of the obligations set forth in this Section 5.15.

(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Pubco.

Section 5.16 Post-Closing Directors and Officers.

(a) Pubco shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time, the Pubco Board will consist of seven (7) directors: (two) persons that are designated by TortoiseCorp III prior to the Closing; five (5) persons designated by the Company prior to the Closing, at least four (4) of whom shall be required to qualify as an independent director under the NYSE rules; provided that the applicable Party shall only designate Person(s) eligible to serve as a director on the Pubco Board in accordance with the applicable corporate governance standards and qualifications set forth by NYSE and any SEC rules, regulations or provisions related to individuals serving on the board of directors of a public company.

(b) The individual serving as the chief executive officer of the Company immediately after the Closing will be the same individual (in the same office) as that of the Company immediately prior to the Closing. In the event that such chief executive officer is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as the chief executive officer, then, prior to the mailing of the Registration Statement/Proxy Statement to the Pre-Closing TortoiseCorp III Holders, Tortoise Corp III and the Company may designate another individual to replace such individual to serve as such chief executive officer. The Company may appoint additional qualified persons to serve as officers in other capacities immediately prior to Closing and, in which case, such additional officers shall be the same individuals (and in the same office) immediately following the Closing.

Section 5.17 PCAOB Financials.

(a) As promptly as reasonably practicable, the Company shall deliver to TortoiseCorp III (i) the Closing Company Financial Statements, and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required to be included in the Registration Statement/Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement/Proxy Statement (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, TortoiseCorp III in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement/Proxy Statement and any other filings to be made by Pubco or TortoiseCorp III with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.18 FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to TortoiseCorp III (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to TortoiseCorp III, (b) a statement in accordance with the requirements of Treasury Regulations Section 1.1445-2(b)(2) from the Company certifying that it is not a “foreign person” as defined in Section 1445(f)(3) of the Code and (c) an IRS Form W-9 duly executed by the Company.

Section 5.19 Pubco Equity Incentive Plan. Prior to the effectiveness of the Registration Statement/Proxy Statement, the Pubco Board shall approve and adopt an equity incentive plan, substantially in the form as Pubco, the Company and TortoiseCorp III mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either Pubco, the Company or TortoiseCorp III, as applicable) (the “Pubco Equity Incentive Plan”), in the manner prescribed under applicable Law, effective as of one day prior to the Closing Date, reserving for grant thereunder a number of Pubco Common Shares to be mutually agreed by Pubco, the Company and TortoiseCorp III. The Pubco Equity Incentive Plan will provide that the Pubco Common Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2025 fiscal year in an amount equal to a percentage of Pubco Shares outstanding on the last day of the immediately preceding fiscal year to be mutually agreed by Pubco, the Company and TortoiseCorp III or such lesser amount as determined by the administrator of the Pubco Equity Incentive Plan.

Section 5.20 Financing Cooperation.

(a) From the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 7.1, in order to assist the Company in connection with any Permitted Financing, TortoiseCorp III shall, and shall cause its Affiliates and use commercially reasonable efforts to cause its and such Affiliates’ respective officers, employees, attorneys, agents and other Representatives to, upon the reasonable request of the Company, (i) promptly provide all documentation and other information required with respect to TortoiseCorp III and/or the Public Shareholders by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and a customary beneficial ownership certification, in each case, as reasonably requested by any financing source in connection with such Permitted Financing and to the extent reasonably available or accessible to TortoiseCorp III and (ii) provide customary cooperation to the Company in connection with the arrangement, implementation and consummation of such Permitted Financing. For the avoidance of doubt, the Company’s ability to consummate any Permitted Financing and TortoiseCorp III’s compliance with this Section 5.20(a) shall not be construed as conditions to the consummation of the transactions contemplated by this Agreement.

(b) The Company shall promptly notify TortoiseCorp III of the details and descriptions of any Permitted Financing as such details become available and the Company agrees that the Transaction Share Consideration will not be adjusted or increased as the result of any equity issuances with respect to the Crossover Financing.

(c) From the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 7.1, TortoiseCorp III may, but shall not be required to, enter into financing agreements (any such agreements, the “Financing Agreements” and the financing contemplated by such Financing Agreements, the “Transaction Financing”) on such terms as TortoiseCorp III and the Company shall agree (such agreement not to be unreasonably withheld, conditioned or delayed) and, if requested by TortoiseCorp III, the Company shall, and shall cause its Representatives to, reasonably cooperate with TortoiseCorp III in connection with such Financing Agreements (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by TortoiseCorp III). Such Financing Agreements may include non-redemption agreements from existing Public Shareholders and backstop agreements and private placement subscription agreements (whether for equity or debt) with any investors. TortoiseCorp III and the Company shall use their commercially reasonable efforts to consummate the Transaction Financing in accordance with the Financing Agreements.

Section 5.21 Section 16 Matters. Prior to the Effective Time, TortoiseCorp III shall take all such steps (to the extent permitted under applicable Law) as are reasonable necessary to cause any acquisition or disposition of TortoiseCorp III Class A Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the transactions contemplated by this Agreement or the Ancillary Documents (including the Company Earnout Shares) by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to TortoiseCorp III, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.22 Extension. TortoiseCorp III will exercise its right to extend TortoiseCorp III’s deadline to complete its initial business combination by three months at the Sponsor’s sole cost in the ordinary course as necessary. In the event TortoiseCorp III extends the deadline to complete its initial business combination, TortoiseCorp III shall use commercially reasonable efforts to not cause, directly or indirectly, a material diminishment of the assets of the Trust Account.

Section 5.23 Sponsor Loans. The Company acknowledges that (i) TortoiseCorp III entered into certain Loan and Transfer Agreements dated December 10, 2023, by and among TortoiseCorp III, the Sponsor, the Company and other parties thereto (collectively, the ”Lenders”) pursuant to which the Lenders loaned an aggregate of $1.0 million to the Sponsor (the “Sponsor Loan”) and the Sponsor intends to loan such amounts to TortoiseCorp III, (ii) as additional consideration for the Sponsor Loan, the Sponsor agreed to transfer to the Lenders an aggregate of 499,500 Class B ordinary shares of TortoiseCorp III (such shares, the “Lender Shares”) upon the closing of the Business Combination and (iii) TortoiseCorp III may enter into additional loan and transfer agreements under the same terms and conditions as the aforementioned Loan and Transfer Agreements after the date of this Agreement. The Company and Tortoise Corp III acknowledge and agree that the Lender Shares, or any Pubco Common Shares exchanged for the Lender Shares, may be granted piggyback registration rights and such shares shall not be subject to the Sponsor Earnout in Section 2.8 hereof or the lock-up or other restrictions in the Sponsor Share Letter.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(b) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(c) the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Shareholder Written Consent shall have been obtained;

(e) the Required TortoiseCorp III Shareholder Approval shall have been obtained;

(f) the Private Placement Warrants Termination Agreement shall have been obtained; and

(g) prior to the Closing, Pubco shall have amended and restated its certificate of incorporation in substantially the form of the Amended Pubco Certificate of Incorporation;

(h) after giving effect to the transactions contemplated hereby, TortoiseCorp III shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2 Other Conditions to the Obligations of the TortoiseCorp III Parties. The obligations of the TortoiseCorp III Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by TortoiseCorp III (on behalf of itself and the other TortoiseCorp III Parties) of the following further conditions:

(a) (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a) and Section 3.8(a)) and the representations and warranties of the Company set forth in Section 3.16(o) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that this clause (iii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iv) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations and the representations and warranties of the Company set forth in Section 3.16(o)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of the Original Business Combination Agreement, no Company Material Adverse Effect has occurred that is continuing;

(d) the Material Contracts listed on Section 6.2(d) of the Company Disclosure Schedules are in full force and effect, the applicable Group Company is not in material breach of, or default under, such Material Contracts and the applicable Group Company has not received any notice of any material breach or default under such Material Contracts; and

(e) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to TortoiseCorp III the following documents:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b), Section 6.2(c) and Section 6.2(d) are satisfied, in a form and substance reasonably satisfactory to TortoiseCorp III;

(ii) evidence reasonably acceptable to TortoiseCorp III that the Company has terminated, extinguished and cancelled in full any outstanding Company Convertible Securities and has consummated the Company Exchanges;

(iii) executed counterparts to all of the Ancillary Documents to which the Company or any Company Shareholder is a party;

(iv) payoff letters and any applicable Lien and other financing statement terminations (in form and substance reasonably satisfactory to TortoiseCorp III and drafts of which shall be delivered to TortoiseCorp III at least five (5) Business Days prior to the Closing Date) with respect to all Indebtedness identified on Section 6.2(e)(v) of the Company Disclosure Schedules, pursuant to which all such Indebtedness and all Liens with respect to the Company arising under such Indebtedness shall terminate.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a) (i) the TortoiseCorp III Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) and the representations and warranties of the TortoiseCorp III Parties set forth in Section 4.15(h) shall be true and correct (without giving effect to any limitation as to “materiality” or “TortoiseCorp III Material Adverse Effect” or any similar limitation set forth herein) in all material respects on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the TortoiseCorp III Parties (other than the TortoiseCorp III Fundamental Representations and the representations and warranties of the TortoiseCorp III Parties set forth in Section 4.15(h)) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “TortoiseCorp III Material Adverse Effect” or any similar limitation set forth herein) in all respects on the date of the Original Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an TortoiseCorp III Material Adverse Effect;

(b) the TortoiseCorp III Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing (except, for the avoidance of doubt, for the obligations set forth in Section 5.20);

(c) the Pubco Common Shares to be issued in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Pubco Common Shares to be issued pursuant to the Mergers) shall have been approved for listing on NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

(d) the Domestication shall have been consummated on the Closing Date prior to the Effective Time;

(e) TortoiseCorp III shall have made all necessary arrangements to cause the Trustee to release all of the funds contained in the Trust Account available to TortoiseCorp III upon the Closing; and

(f) at or prior to the Closing, TortoiseCorp III shall have delivered, or caused to be delivered, to the Company the following documents:

(i) a certificate duly executed by an authorized officer of TortoiseCorp III, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii) executed counterparts to all of the Ancillary Documents to which TortoiseCorp III, the Sponsor or any of their respective Affiliates is party.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the TortoiseCorp III Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by TortoiseCorp III’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE 7

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of TortoiseCorp III and the Company;

(b) by TortoiseCorp III, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by TortoiseCorp III, and (ii) the Termination Date; provided, however, that none of the TortoiseCorp III Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any TortoiseCorp III Party has failed to perform any covenant or agreement on the part of such applicable TortoiseCorp III Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to TortoiseCorp III by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either TortoiseCorp III or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the later of (i) April 22, 2024 and (ii) the date that is the last date for TortoiseCorp III to consummate its initial Business Combination in accordance with TortoiseCorp III’s Governing Documents (after giving effect to any Charter Extension Amendment that TortoiseCorp III obtains) (such later date, the “Termination Date”); provided, that (x) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to TortoiseCorp III if any TortoiseCorp III Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (y) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either TortoiseCorp III or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f) by either TortoiseCorp III or the Company if the TortoiseCorp III Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, TortoiseCorp III’s shareholders have duly voted and the Required TortoiseCorp III Shareholder Approval was not obtained; or

(g) by TortoiseCorp III, if the Company does not deliver, or cause to be delivered to TortoiseCorp III (i) a Transaction Support Agreement duly executed by each Supporting Company Shareholder in accordance with Section 5.13(a) on or prior to the Transaction Support Agreement Deadline or (ii) the Company Shareholder Written Consent in accordance with Section 5.13(b) on or prior to the Company Shareholder Written Consent Deadline.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Confidentiality Agreement, any Transaction Support Agreement, or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Non-Survival. Other than those representations, warranties and covenants as provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any TortoiseCorp III Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, including the Original Business Combination Agreement. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) TortoiseCorp III and the Company prior to Closing and (b) Pubco and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) TortoiseCorp III and the Company prior to the Closing and (b) Pubco and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) If to a TortoiseCorp III Party, to:

TortoiseEcofin Acquisition Corp. III

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

Attention: Vincent T. Cubbage

Stephen Pang

E-mail: vince.cubbage@trtlspac.com

Stephen.pang@ trtlspac.com

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Matthew A. Gray, Esq.

Stuart Neuhauser, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mgray@egsllp.com

sneuhauser@egsllp.com

(b) If to the Company, to:

One Energy Enterprises Inc. 12385 Township Road 215 Findlay, OH 45840

Attention: Jereme Kent

Email:   contracts@oneenergyllc.com

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW

Suite 900

Washington, D.C., 20001 Attention: Andrew M. Tucker

E-mail:   Andy.Tucker@nelsonmullins.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Act shall apply to the Domestication and any claims related to internal affairs of TortoiseCorp III prior to the Domestication).

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and TortoiseCorp III shall pay, or cause to be paid, all Unpaid TortoiseCorp III Expenses and (b) if the Closing occurs, then TortoiseCorp III or Pubco shall pay, or cause to be paid, all Unpaid Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Amended and Restated Business Combination Agreement together with the Annexes, Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Annexes, Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is not exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Annexes, Exhibits or Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to TortoiseCorp III, any documents or other materials posted to the electronic data room located at dataroom.myoneenergy.com under the name “2023 TRTL—OE SPAC FULL” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Schedules. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the TortoiseCorp III Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the TortoiseCorp III Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the TortoiseCorp III Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 5.16(b), Section 5.16(c), Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and this Section 8.9 (to the extent related to the foregoing).

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of TortoiseCorp III. For all purposes of this Agreement, the phrase “to the Company’s knowledge,” “to the knowledge of the Company” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry of his or her direct reports. For all purposes of this Agreement, the phrase “to TortoiseCorp III’s knowledge” and “to the knowledge of TortoiseCorp III” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the TortoiseCorp III Disclosure Schedules, assuming reasonable due inquiry of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the TortoiseCorp III Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any TortoiseCorp III Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the TortoiseCorp III Non-Party Affiliates, in the case of TortoiseCorp III, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, TortoiseCorp III or any Non-Party Affiliate concerning any Group Company, any TortoiseCorp III Party, this Agreement or the transactions contemplated hereby.

Section 8.14 Extension; Waiver. The Company prior to the Closing and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the TortoiseCorp III Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the TortoiseCorp III Parties set forth herein or (c) waive compliance by the TortoiseCorp III Parties with any of the agreements or conditions set forth herein. TortoiseCorp III prior to the Closing and the Sponsor after the Closing may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of Delaware), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of TortoiseCorp III, filed with the SEC (File No. 333-253586) on July 19, 2021 (the “Prospectus”). The Company acknowledges and agrees and understands that TortoiseCorp III has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and from certain private placements occurring simultaneously with such initial public offering (including interest accrued from time to time thereon) for the benefit of TortoiseCorp III’s public shareholders (including overallotment shares acquired by TortoiseCorp III’s underwriters, the “Public Shareholders”), and TortoiseCorp III may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of TortoiseCorp III entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between TortoiseCorp III or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with TortoiseCorp III or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with TortoiseCorp III or its Affiliates).

*  *  *  *  *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

TortoiseCorp III:

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name: Vincent T. Cubbage
Title: Chief Executive Officer

Pubco:

TRTL HOLDING CORP.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

Company Merger Sub:

OEE MERGER SUB INC.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

TRTL Merger Sub:

TRTL III FIRST MERGER SUB INC.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

The Company:

ONE ENERGY ENTERPRISES INC.

By:	/s/ Jereme Kent
Name: Jereme Kent
Title: CEO

Exhibit 10.1

LOAN AND TRANSFER AGREEMENT

THIS LOAN AND TRANSFER AGREEMENT (this “Agreement”) is made and entered into effective as of February 15, 2024 (the “Effective Date”), by, between and among each of the parties listed on the signature page under the caption “Investor” (each, an “Investor” and together the “Investors”), TortoiseEcofin Acquisition Corp. III, a Cayman Island exempted company (“SPAC”), TortoiseEcofin Sponsor III LLC, a Cayman Island limited liability company (“Sponsor” or “Borrower”) and One Energy Enterprises Inc., a Delaware corporation (“Target”). Each Investor, SPAC, Sponsor and Target are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

WHEREAS, SPAC is a special purpose acquisition company that closed on its initial public offering on July 19, 2021, with 24 months to complete an initial business combination, subject to extension (the “De-SPAC”).

WHEREAS, on August 14, 2023 SPAC entered into a Business Combination Agreement with TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC and Target (the “Business Combination”). In connection with the Business Combination, SPAC will domesticate as a Delaware corporation and all of the outstanding Class A Ordinary Shares of SPAC shall be converted into Class A Common Stock.

WHEREAS, in connection with the Business Combination all of the outstanding Class A ordinary shares of SPAC (each, a “Class A Ordinary Share”) shall be converted into shares of Class A common stock of SPAC (“Class A Common Stock”);

WHEREAS, the SPAC held a Special Meeting on October 19, 2023 during which the SPAC’s shareholders approved a proposal to further extend the date by which the SPAC has to consummate a business combination for six (6) additional one (1) month periods (the “Extension”), from October 22, 2023 to April 22, 2024 (“Renewal Period”). For each one month extension (“Partial Renewal Period”), Sponsor will deposit into the Trust Account $0.015 per share for each public share that was not redeemed.

WHEREAS, as of the date of this Agreement, the SPAC has not completed the Business Combination and needs additional working capital as well as to make Extension payments.

WHEREAS, on October 20, 2023, SPAC issued a promissory note in the aggregate amount of up $1,553,823.18 (the “SPAC Loan”) for payments for the Extension;

WHEREAS, Investor will lend to Sponsor $__________ (the “Loan”), which will in turn be loaned by the Borrower to the SPAC (the “SPAC Loan”) to cover a portion of the Extension fees with any balance to be used for SPAC’s working capital;

WHEREAS, SPAC intends to pay all principal under the SPAC Loan to Sponsor at the closing of the De-SPAC transaction (the “De-SPAC Closing”), in accordance with Section 2 below, and Sponsor will thereafter pay all principal under the Loan to Investor in accordance with Section 2 below;

WHEREAS, Target has issued and outstanding a class of Series A Preferred Stock (“Series A Preferred”) that contains a mandatory trigger for conversion in the event the De-SPAC Closing occurs and certain financial parameters set forth in the Series A Preferred are met (the “Mandatory Trigger”).

WHEREAS, Sponsor owns 6,915,000 Class B ordinary shares of SPAC (each, a “Class B Ordinary Share”) and TortoiseEcofin Borrower LLC, a Delaware limited liability company (“TEB”) owns 1,040,000 Private Placement Warrants to acquire one Class A Ordinary Share;

WHEREAS, Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company (“HCGP”), on July 19, 2023 acquired from TEB all of its limited liability company interests in the Sponsor as well as 5,893,333 Private Placement Warrants; and

WHEREAS, Sponsor will benefit from the Loan being made by Investor to Sponsor and the SPAC Loan being made from the Sponsor to the SPAC.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreement contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE SHARE PURCHASE, LOAN AND SPAC LOAN

1.1	Closing. The Loan shall be made by each Investor to the Sponsor in cash, on or prior to February, 16, 2024 or on such date as the Parties may agree in writing (such date, the “Closing”).

1.2	SPAC Loan. Immediately following the Closing, the SPAC Loan shall be made by the Sponsor to the SPAC.

1.3	Terms of Loan. The Loan shall not accrue interest and shall be repaid upon the closing of the De-SPAC.

1.4

Terms of SPAC Loan. Sponsor shall pay to the Investor all repayments of the SPAC Loan that Sponsor has received from SPAC within five (5) business days of the De-SPAC Closing. Subject to Section 3.3, SPAC and Sponsor shall be jointly and severally obligated for such payment.

1.5	Share Transfer. At the De-SPAC Closing, Sponsor shall transfer to each Investor _______ Class B Ordinary Shares in return for the Loan from such Investor.

1.6	Wiring Instructions. At the Closing, Investor shall advance the Loan proceeds to Sponsor by wire transfer of immediately available funds pursuant to the wiring instructions separately provided.

ARTICLE II

REPAYMENT OF LOAN AND SPAC LOAN

2.1

No Interest Payable by SPAC. The SPAC shall not be responsible for the payment of any interest on the Loan or SPAC Loan and shall only be required to repay the principal amount of the SPAC Loan upon completion of the De-SPAC. For the sake of clarity, the SPAC Loan shall accrue no interest to the Sponsor. In the event the De-SPAC Closing does not occur and the SPAC is liquidated, the SPAC Loan shall be automatically forgiven by the Sponsor. Investor acknowledges that in the event that the De-SPAC Closing does not occur, it is unlikely that Investor will be able to recover any amounts due under the Loan.

2.2

Repayment Upon De-SPAC Closing. In the event the De-SPAC Closing occurs, the Sponsor shall repay the principal amount of the Loan in cash to the Investor within five (5) days of the De-SPAC Closing. In addition, Target shall pay Investor a one-time cash payment of $_______ as a financial benefit charge. For clarity, the total amount repaid to the Investor shall be $_______ (equal to the principal plus the $_______ payment).

2.3

Put Option. In the event the De-SPAC Closing occurs and the Mandatory Trigger occurs, each Investor shall have a one-time option to cause the combined publicly listed company to repurchase up to _______ shares (which amount shall be determined by Investor), on an as converted basis, of Class A Common Stock owned by the Investor at a price equal to $10.00 per share of Class A Common Stock. This option provided in this Section 2.3 must be exercised within the first thirty (30) trading days following the De-SPAC Closing.

2.4

Conversion if De-SPAC Closing Does Not Occur. If the De-SPAC Closing does not occur, Target agrees to issue to each Investor a number of shares of Target common stock equal to such Investor’s Loan at a price that values Target at the most recent private company valuation of the Target where a sophisticated 3rd party investor invested equity (including but not limited to preferred equity) capital. If Target has not caused its shares of common stock to be listed on a national securities exchange before December 31, 2026, each Investor shall have a one-time option to cause Target to redeem all of their owned shares that are a direct result from this Agreement at an amount equal to the product of (x) 1.05 and (y) the Loan Amount.

2.5

No Lock-Up. The Target, the Sponsor, and the SPAC agree to take such actions as reasonably necessary to ensure that the Class B Ordinary Shares transferred to the Investor as a result of a successful De-SPAC transaction will not be subject to any additional time based lock-up requirements in the Business Combination Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Each Party hereby represents and warrants to each other Party as of the date of this Agreement and as of the Closing that:

3.1

Authority. Such Party has the power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution, delivery and performance by the Party of this Agreement and the consummation of the transfer have been duly authorized by all necessary action on the part of the relevant Party, and no further approval or authorization is required on the part of such Party. This Agreement will be valid and binding on each Party and enforceable against such Party in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent transfer or conveyance, moratorium or similar laws affecting the enforcement of creditors rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity.

3.2

Acknowledgement. Each Investor acknowledges and agrees that the Class B Ordinary Shares and Target Shares, if any, (the Class B Ordinary Shares and Series A Preferred together, the “Acquired Shares”) have not been registered under the Securities Act of 1933 (as amended, the “Securities Act”) or under any state securities laws and the Investor represents that, as applicable, it (a) is acquiring the Acquired Shares pursuant to an exemption from registration under the Securities Act with no present intention to distribute them to any person in violation of the Securities Act or any applicable U.S. state securities laws, (b) will not sell or otherwise dispose of any of the Acquired Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable U.S. state securities laws, (c) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of the Loan and of making an informed investment decision, and has conducted a review of the business and affairs of the SPAC that it considers sufficient and reasonable for purposes of making the transfer, and (d) is an “accredited investor” (as that term is defined by Rule 501 under the Securities Act).

3.3

Trust Waiver. Each of Investor and Target acknowledges that the SPAC is a blank check company with the powers and privileges to effect a business combination and that a trust account has been established by the SPAC in connection with its initial public offering (“Trust Account”). For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of Investor and Target, on behalf of itself and its representatives, waives any and all right, title and interest, or any claim of any kind it now has or may have in the future, in or to any monies held in the Trust Account (including any distributions therefrom), and agrees not to seek recourse against the Trust Account (including any distributions therefrom) for any claims in connection with, as a result of, or arising out of this Agreement; provided, however, that nothing in this Section 3.3 shall (a) serve to limit or prohibit Investor’s or Target’s right to pursue a claim against the SPAC for legal relief against assets outside the Trust Account, for specific performance or other relief, (b) serve to limit or prohibit any claims that Investor or Target may have in the future against the SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds but excluding any distributions from the Trust Account), or (c) be deemed to limit Investor’s or Target’s right, title, interest or claim to the Trust Account by virtue of Investor’s or Target’s record or beneficial ownership of securities of the SPAC acquired by any means other than pursuant to this Agreement, including but not limited to any redemption right with respect to any such securities of the SPAC.

3.4	Restricted Securities. Investor hereby represents, acknowledges and warrants its representation of, understanding of and confirmation of the following:

•

Investor realizes that, unless subject to an effective registration statement, the Acquired Shares cannot readily be sold as they will be restricted securities and therefore the Acquired Shares must not be accepted unless Investor has liquid assets sufficient to assure that Investor can provide for current needs and possible personal contingencies;

•

Investor understands that, because SPAC is a former “shell company” as contemplated under paragraph (i) of Rule 144, regardless of the amount of time that the Investor holds the Class B Ordinary Shares or shares of Class A Common Stock, sales of the Class B Ordinary Shares or Class A Common Stock may only be made under Rule 144 upon the satisfaction of certain conditions, including that SPAC is no longer a ‘shell company’ and that SPAC has not been a ‘shell company’ for at least the last 12 months—i.e., that no sales of Acquired Shares can be made pursuant to Rule 144 until at least 12 months after the De-SPAC Closing; and SPAC has filed with the United States Securities and Exchange Commission (the “SEC”), during the 12 months preceding the sale, all quarterly and annual reports required under the Securities Exchange Act of 1934, as amended;

•

Investor confirms and represents that it is able (i) to bear the economic risk of the Acquired Shares, (ii) to hold the Acquired Shares for an indefinite period of time, and (iii) to afford a complete loss of the Acquired Shares; and

•	Investor understands and agrees that a legend has been or will be placed on any certificate(s) or other document(s) evidencing the Acquired Shares in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY STATE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS (I) THEY SHALL HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND ANY APPLICABLE STATE SECURITIES ACT, OR (II) THE CORPORATION SHALL HAVE BEEN FURNISHED WITH AN OPINION OF COUNSEL, SATISFACTORY TO COUNSEL FOR THE CORPORATION, THAT REGISTRATION IS NOT REQUIRED UNDER ANY SUCH ACTS.”

The Sponsor or Target, as the case may be, shall take all steps necessary in order to remove the legend referenced in the preceding paragraph from the Acquired Shares immediately following the earlier of (a) the effectiveness of a registration statement applicable to the Acquired Shares or (b) any other applicable exception to the restrictions described in the legend occurs.

3.5

Conversion. SPAC, Sponsor, and Target each hereby represent and warrant to Investor that: (i) upon the De-SPAC Closing, all Class B Ordinary Shares, including those awarded to Investor herein, will automatically convert into Class A Common Stock without any further action required by Investor (the “Class B Conversion”); and, (ii) following the Class B Conversion, there shall be no transfer restrictions imposed by SPAC, Sponsor or Target on the Class A Common Stock; provided that the Acquired Shares shall remain “restricted securities” within the meaning of the Securities Act, but may be resold under Rule 144 subject to the limitations therein.

3.6

Registration Rights. In connection with the De-SPAC Closing, SPAC shall amend the Registration Rights Agreement dated as of July 19, 2021 to provide that the Class A Common Stock issued to Investor shall be considered Registrable Securities thereunder, and shall include all such Class A Common Stock held by Investor in the registration statement. SPAC is required to file within thirty (30) days after the consummation of the De-SPAC Closing pursuant to Section 2.1.1 as well as grant Investor the other rights contained in such Registration Rights Agreement.

ARTICLE IV

MISCELLANEOUS

4.1

Injunctive Relief. It is hereby understood and agreed that damages shall be an inadequate remedy in the event of a breach by any Party of any covenants or obligations herein, and that any such breach by a Party may cause the other Parties great and irreparable injury and damage. Accordingly, the breaching Party agrees that the other Parties shall be entitled, without waiving any additional rights or remedies otherwise available to the breaching Party at law or in equity or by statute, to seek injunctive and other equitable relief in the event of a breach or intended or threatened breach by the breaching Party of any of said covenants or obligations.

4.2

Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such provision(s) had never been contained herein, provided that such provision(s) shall be curtailed, limited or eliminated only to the extent necessary to remove the invalidity, illegality or unenforceability in the jurisdiction where such provisions have been held to be invalid, illegal, or unenforceable.

4.3	Titles and Headings. The titles and section headings in this Agreement are included strictly for convenience purposes.

4.4

No Waiver. It is understood and agreed that no failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

4.5

Term of Obligations. The term of this Agreement shall expire on the later of (i) (6) months after the De-SPAC Closing and (ii) the redemption of the Target Shares. However, the obligations set forth herein that are intended to survive the expiration or termination of this Agreement shall survive the expiration or termination of this Agreement, including for the avoidance of doubt, the obligations to remove restrictive legends in Section 3.3 and the provisions set forth in Section 4.1 and the indemnity obligations set forth in Section 4.15.

4.6

Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to its conflicts of laws rules. Each Party (a) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, the United States District Court for the District of Delaware (collectively, the “Courts”), for purposes of any action, suit or other proceeding arising out of this Agreement; and (b) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or proceeding in any of the Courts, irrevocably waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum and further irrevocably waives the right to object, with respect to such action, suit or other Proceeding, that such Court does not have any jurisdiction over such Party. Any Party may serve any process required by such Courts by way of notice.

4.7

WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

4.8

Entire Agreement. This Agreement contains the entire agreement between the parties and supersedes any previous understandings, commitments or agreements, oral or written, with respect to the subject matter hereof. No modification of this Agreement or waiver of the terms and conditions hereof shall be binding upon either party, unless mutually approved in writing.

4.9

Counterparts. This Agreement may be executed in counterparts (delivered by email or other means of electronic transmission), each of which shall be deemed an original and which, when taken together, shall constitute one and the same document.

4.10

Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice.

If to Investor:

If to SPAC or Sponsor:

TortoiseEcofin Acquisition Corp. III

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

If to Target:

One Energy Enterprises Inc.

Attn: General Counsel

12385 Township Rd 215

Findlay, OH 45840

contracts@oneenergyllc.com

4.11

Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

4.12

Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

4.13

Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

4.14

Indemnification. Subject to Section 3.3, SPAC agrees to indemnify and hold harmless Investor, its affiliates and its assignees and their respective directors, officers, employees, agents and controlling persons (each such person being an “Indemnified Party”) from and against any and all losses (but excluding financial losses to an Indemnified Party relating to the economic terms of this Agreement), claims, damages and liabilities (or actions in respect thereof), joint or several, incurred by or asserted against such Indemnified Party arising out of, in connection with, or relating to, the execution or delivery of this Agreement, the performance by the SPAC and Sponsor of their respective obligations hereunder, the consummation of the transactions contemplated hereby or any pending or threatened claim or any action, suit or proceeding against the SPAC, its Sponsors, or the Investor; provided that SPAC will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a nonappealable judgment by a court of competent jurisdiction to have resulted from Investor’s material breach of this Agreement or from Investor’s willful misconduct, or gross negligence. In addition (and in addition to any other reimbursement of legal fees contemplated by this Agreement), SPAC will reimburse any Indemnified Party for all reasonable, out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of SPAC. The provisions of this paragraph shall survive the termination of this Agreement.

[remainder of page intentionally left blank; signature page follows]

The Parties have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

SPAC:

TortoiseEcofin Acquisition Corp. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

SPONSOR:

TortoiseEcofin Sponsor III LLC

By: Hennessy Capital Growth Partners Fund I SPV V, LLC, its managing member

By:	/s/ Thomas Hennessy
Name: Thomas Hennessy
Title: Chief Executive Officer

TARGET:

One Energy Enterprises Inc.

By:	/s/ Jereme Kent
Name:	Jereme Kent
Title:	Chief Executive Officer

INVESTOR:

By:
Name:
Title: